UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

(Rule 13e-100)

Transaction Statement under Section 13(e) of the Securities

Exchange Act of 1934 and Rule 13e-3 thereunder

Rule 13e-3 Transaction Statement under Section 13(e) of the

Securities Exchange Act of 1934

TSINGDA EEDU CORPORATION

(Name of Issuer)

Tsingda eEDU Corporation

TEC Merger Sub

MA Platform, Inc.

Tsing Da Century Education Technology Co., Ltd.

Zhang Hui

Liu Juntao

Yangyi Yu

Ji Qing Wang

Capvent Asia Consumption Co-Investment Fund Ltd

Yun Hui Yu

Yu Sheng

Kang Chungmai

Zhang Meng Kung

Yang Fanbin

Feng Chengxiang

Li Li

(Name of Persons Filing Statement)

Ordinary Shares, par value $0.000384 per share

(Title of Class of Securities)

G9113Q 100

(CUSIP Number of Class of Securities)

Mr. Zhang Hui Tsing Da Century Education Technology Co., Ltd. c/o No. 0620, Yongleyingshiwenhuanan Rd. Yongledian Town, Tongzhou District Beijing People’s Republic of China (+86) 10-62699290	Shuang Zhao, Esq. Shearman & Sterling LLP c/o 12th Floor, Gloucester Tower 15 Queen’s Road Central, Hong Kong (852) 2978-8000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

This statement is filed in connection with (check the appropriate box):

☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b. The filing of a registration statement under the Securities Act of 1933.

☐	c. A Tender offer.
☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$524,291.90	$71.51

*	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The calculation assumes the purchase of all outstanding Ordinary Shares of the Issuer (other than the 36,686,284 Ordinary Shares already beneficially owned by the Filing Persons) at a purchase price of $2.30 in cash per share. There were 227,953 outstanding Ordinary Shares that were not beneficially owned by the Filing Persons as of March 1, 2013.

**	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act. The fee is calculated by multiplying the transaction valuation by 0.00013640.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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SUMMARY TERM SHEET

This “Summary Term Sheet” summarizes the material information contained in the remainder of this Transaction Statement on Schedule 13E-3 regarding the proposed “going private” merger, referred to herein as the “Merger”, involving Tsingda eEDU Corporation, referred to herein as “TEC” or the “Company”, as a result of which ordinary shares of TEC will terminate and TEC will no longer be required to file annual reports and other periodic reports with the Securities and Exchange Commission, or SEC. It does not contain all of the information that may be important to you. You should read this entire Schedule 13E-3 and the other documents to which this Schedule 13E-3 refers for a more complete understanding of the transactions being contemplated, how it affects you, what your rights are with respect to the Merger as a stockholder of TEC and the position of the “Filing Persons” (described below) on the fairness of the Merger to you. The Filing Persons are required to file this Schedule 13E-3 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, referred to herein as the Securities Exchange Act, and Rule 13e-3 thereunder. References to “Dollars” or “$” in this Schedule 13E-3 are to United States Dollars and references to “RMB” or “renminbi” are to Chinese Renminbi (RMB).

Purposes of the Merger (Page 10)

MA Platform, Inc., Tsing Da Century Education Technology Co., Ltd., Yangyi Yu, Ji Qing Wang, Capvent Asia Consumption Co-Investment Fund Ltd, Yun Hui Yu, Yu Sheng, Kang Chungmai, Zhang Meng Kung, Yang Fanbin, Feng Chengxiang and Li Li (collectively, the “Rollover Stockholders”) are currently the direct holders of approximately 99.38% of the outstanding ordinary shares, par value $0.000384 per share, of TEC (“Ordinary Shares”). Immediately prior to the Merger, the Rollover Stockholders will contribute all of Ordinary Shares of TEC held by them to TEC Merger Sub, referred to herein as “Merger Sub”, a newly formed Cayman Islands company created by the Rollover Stockholders for the purpose of effecting a short-form merger with and into TEC. The Rollover Stockholders intend to cause Merger Sub to merge with TEC, with TEC continuing as the surviving corporation, as a means of acquiring all of the other Ordinary Shares of TEC not owned directly or indirectly by the Rollover Stockholders and providing a source of immediate liquidity to the holders of such Ordinary Shares of TEC. Following the Merger, the Rollover Stockholders will own 100% of Ordinary Shares of TEC.

Principal Terms of the Merger (Page 28)

The Merger

Merger Sub is a newly formed Cayman Islands company created by the Rollover Stockholders for the purpose of effecting a merger with TEC. Upon the contribution by the Rollover Stockholders of their Ordinary Shares of TEC to Merger Sub, Merger Sub will hold approximately 99.38% of the outstanding Ordinary Shares of TEC, par value $0.000384 per share. At any time beginning at least 30 days following the date of the filing of this Schedule 13E-3, or such later time as may be required to comply with Rule 13e-3 under the Securities Exchange Act, and all other applicable laws, the Rollover Stockholders will cause Merger Sub to merge with TEC in a “short-form” merger under Section 233(7) of the Companies Law (2011 Revision) of the Cayman Islands (the “Cayman Companies Law”). Holders of Ordinary Shares of TEC will not be entitled to vote their Ordinary Shares of TEC with respect to the Merger, but will be entitled to dissenters’ rights in accordance with Section 238 of the Cayman Companies Law. TEC will be the surviving corporation in the Merger. Pursuant to Section 233(7) of the Cayman Companies Law, Merger Sub can merge into TEC so that TEC will be the surviving corporation in the Merger without approval of the stockholders of TEC. The directors of each of Merger Sub and TEC adopted a plan for the Merger on January 24, 2013 and the Rollover Stockholders consented to the plan for the Merger on the same day. Before the effective date of the Merger, a copy of the plan for the Merger will be provided to each holder of Ordinary Shares in TEC pursuant to Section 233(7) of the Cayman Companies Law.

Merger Consideration

Upon the effective date of the Merger, each Ordinary Share of TEC (other than Ordinary Shares held by Merger Sub and Ordinary Shares with respect to which dissenters’ rights have been properly exercised and not withdrawn or lost) will be cancelled and automatically converted into the right to receive $2.30 in cash, referred to herein as the “Merger Consideration”, without interest.

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TEC Shares Outstanding; Ownership by the Rollover Stockholders

As of March 1, 2013, a total of 36,914,237 Ordinary Shares of TEC were outstanding. As of March 1, 2013, the Rollover Stockholders were, in the aggregate, the beneficial owners of 36,686,284 outstanding Ordinary Shares of TEC or approximately 99.38% of the outstanding Ordinary Shares of TEC. Zhang Meng Kung holds options to purchase 100,000 Ordinary Shares at an exercise price of $2.00 per share. Zhang Meng Kung intends to retain the options after completion of the Merger. There is no outstanding warrant to acquire Ordinary Shares.

Payment for Shares

Merger Sub will pay you for your Ordinary Shares of TEC as soon as practicable following the effective date of the Merger. Instructions for surrendering your stock certificates will be set forth in a Notice of Merger and Dissenters’ Rights and a Letter of Transmittal that will be mailed to stockholders of record of TEC as of the effective date of the Merger within 20 days of the effective date of the Merger. Those documents should be read carefully. Please do not submit your stock certificates before you have received these documents. Sending the “Paying Agent” identified in the Notice of Merger and Dissenters’ Rights and a Letter of Transmittal your stock certificates with a properly signed Letter of Transmittal will waive your dissenting rights described below. See Item 4 “Terms of the Transaction” beginning on page 28 of this Schedule 13E-3.

Source and Amount of Funds

The total amount of funds expected to be required by Merger Sub to pay the aggregate merger consideration for the outstanding Ordinary Shares of TEC (other than Ordinary Shares held by Merger Sub and Ordinary Shares with respect to which dissenters’ rights have been properly exercised and not withdrawn or lost), and to pay related fees and expenses, is estimated to be approximately $900,000. The Rollover Stockholders will provide the necessary funding to Merger Sub with cash on hand. Because the Rollover Stockholders intend to provide the necessary funding for the Merger, Merger Sub has not arranged for any alternative financing arrangements. The Merger will not be subject to any financing conditions.

Parties to the Merger (Page 23)

“Filing Persons” refers to the following entities and individuals, each of whom is described in more detail in Item 3 “Identity and Background of Filing Persons” beginning on page 23 of this Schedule 13E-3:

•	TEC;

•	Merger Sub;

•	MA Platform, Inc.;

•	Tsing Da Century Education Technology Co., Ltd.;

•	Zhang Hui;

•	Liu Juntao;

•	Yangyi Yu;

•	Ji Qing Wang;

•	Capvent Asia Consumption Co-Investment Fund Ltd;

•	Yun Hui Yu;

•	Yu Sheng;

•	Kang Chungmai;

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•	Zhang Meng Kung;

•	Yang Fanbin;

•	Feng Chengxiang; and

•	Li Li.

TEC is a company incorporated under the laws of the Cayman Islands. TEC is an online provider of supplementary educational services in China. TEC rolled out “Tsingda Learning Center” concept in 2006. Tsingda Learning Centers principally target elementary school (grades K-8) students and in most instances are located in close proximity of a local elementary school. In the fourth quarter of 2008, TEC developed a highly interactive, real-time, and personalized learning platform called the “Tsingda Internet Classroom.” Tsingda Internet Classroom has been designed to be online marketplace whereby buyers (students) and sellers (teachers) are linked through TEC’s proprietary software interface for the sole purpose of transacting educational related services.

Merger Sub is a company incorporated under the laws of the Cayman Islands on January 9, 2013. It was formed by the Rollover Stockholders solely for the purpose of effecting the Merger. Upon contribution of the Ordinary Shares of TEC by the Rollover Stockholders pursuant to the terms of a contribution agreement dated January 24, 2013 and the amendment to the contribution agreement dated March 1, 2013 between the Rollover Stockholders and Merger Sub, (i) the Rollover Stockholders will become the stockholders of Merger Sub, and (ii) Merger Sub will directly hold 36,686,284 Ordinary Shares of TEC, or approximately 99.38% of the outstanding Ordinary Shares of TEC. Following the Merger, the Rollover Stockholders will own 100% of Ordinary Shares of TEC as the surviving entity of the Merger. Zhang Hui is the sole director of Merger Sub.

MA Platform, Inc. (formerly known as AMI Corporation) is a corporation organized under the laws of Japan. MA Platform, Inc. may be deemed to be the beneficial owner of 18,251,494 Ordinary Shares of TEC, or approximately 49.44% of the outstanding Ordinary Shares of TEC as of March 1, 2013.

Tsing Da Century Education Technology Co., Ltd. is a company organized under the laws of Belize. Tsing Da Century Education Technology Co., Ltd. may be deemed to be the beneficial owner of 11,422,706 Ordinary Shares of TEC, or approximately 30.94% of outstanding Ordinary Shares of TEC as of March 1, 2013. Zhang Hui, TEC’s chairman, chief executive officer and president, and Liu Juntao, TEC’s chief operating officer, executive vice president, and director, own 81.7% and 18.3%, respectively, of Tsing Da Century Education Technology Co., Ltd.

Zhang Hui, as a holder of 81.7% of shares of Tsing Da Century Education Technology Co., Ltd., may be deemed to be the beneficial owner of 11,422,706 Ordinary Shares of TEC, or approximately 30.94% of outstanding Ordinary Shares of TEC as of March 1, 2013. Zhang Hui’s principal occupation is serving as chairman, chief executive officer and president of TEC.

Liu Juntao, as a holder of 18.3% of shares of Tsing Da Century Education Technology Co., Ltd., may be deemed to be the beneficial owner of 11,422,706 Ordinary Shares of TEC, or approximately 30.94% of outstanding Ordinary Shares of TEC as of March 1, 2013. Liu Juntao’s principal occupation is serving as chief operating officer, executive vice president and director of TEC.

Yangyi Yu may be deemed to be the beneficial owner of 2,193,750 Ordinary Shares of TEC, or approximately 5.94% of outstanding Ordinary Shares of TEC as of March 1, 2013. Yangyi Yu’s principal occupation is angel investor.

Ji Qing Wang may be deemed to be the beneficial owner of 1,603,125 Ordinary Shares of TEC, or approximately 4.34% of outstanding Ordinary Shares of TEC as of March 1, 2013. Ji Qing Wang’s principal occupation is executive director and general manager of Shanghai Rolling Stone Investment Management Co., Ltd.

Capvent Asia Consumption Co-Investment Fund Ltd is a Category 1 global business company organized under the laws of the Republic of Mauritius. Capvent Asia Consumption Co-Investment Fund Ltd may be deemed to

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be the beneficial owner of 1,098,103 Ordinary Shares of TEC, or approximately 2.97% of outstanding Ordinary Shares of TEC as of March 1, 2013.

Yun Hui Yu may be deemed to be the beneficial owner of 675,000 Ordinary Shares of TEC, or approximately 1.83% of outstanding Ordinary Shares of TEC as of March 1, 2013. Yun Hui Yu’s principal occupation is serving as a manager of Shanghai Lianhuansheng Enterprise Co., Ltd.

Yu Sheng may be deemed to be the beneficial owner of 461,625 Ordinary Shares of TEC, or approximately 1.25% of outstanding Ordinary Shares of TEC as of March 1, 2013. Yu Sheng’s principal occupation is serving as the general manager of Pacific Guarantee (Shanghai) Co., Ltd.

Kang Chungmai may be deemed to be the beneficial owner of 300,000 Ordinary Shares of TEC, or approximately 0.81% of outstanding Ordinary Shares of TEC as of March 1, 2013. Kang Chungmai’s principal occupation is serving as Chief Financial Officer and Secretary of TEC.

Zhang Meng Kung may be deemed to be the beneficial owner of 400,000 Ordinary Shares of TEC, which consists of 300,000 outstanding Ordinary Shares and options to purchase 100,000 Ordinary Shares exercisable within 60 days, or approximately 1.08% of outstanding Ordinary Shares of TEC as of March 1, 2013, assuming that TEC has a total of 37,014,237 outstanding Ordinary Shares (including 100,000 Ordinary Shares issuable upon exercise of such options). Zhang Meng Kung’s principal occupation is serving as senior manager of Beijing Tsingda Century Investment Consultant of Education Co., Ltd, which is an affiliate of TEC.

Yang Fanbin may be deemed to be the beneficial owner of 252,125 Ordinary Shares of TEC, or approximately 0.68% of outstanding Ordinary Shares of TEC as of March 1, 2013. Yang Fanbin’s principal occupation is serving as the general manager of Xiamen Senpeng Investment & Management Co., Ltd.

Feng Chengxiang may be deemed to be the beneficial owner of 73,207 Ordinary Shares of TEC, or approximately 0.20% of outstanding Ordinary Shares of TEC as of March 1, 2013. Feng Chengxiang’s principal occupation is an angel investor.

Li Li may be deemed to be the beneficial owner of 55,149 Ordinary Shares of TEC, or approximately 0.15% of outstanding Ordinary Shares of TEC as of March 1, 2013. Li Li’s principal occupation is an angel investor.

MA Platform, Inc., Tsing Da Century Education Technology Co., Ltd., Yangyi Yu, Ji Qing Wang, Capvent Asia Consumption Co-Investment Fund Ltd, Yun Hui Yu, Yu Sheng, Kang Chungmai, Zhang Meng Kung, Yang Fanbin, Feng Chengxiang and Li Li are collectively referred to as the “Rollover Stockholders” herein.

The Filing Persons’ Position on the Fairness of the Merger (Page 17)

Rule 13e-3 under the Securities Exchange Act requires each of the Filing Persons to make certain statements regarding, among other things, their belief as to the fairness of the Merger to the unaffiliated stockholders of TEC (that is, any TEC stockholder other than the Rollover Stockholders or any other affiliates), referred to herein as the “Public Stockholders”. The Filing Persons are making these statements solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Securities Exchange Act.

As described more fully below, each Filing Person believes that the proposed merger is both substantively and procedurally fair to the Public Stockholders, based on the following factors:

•	The Merger will enable the Public Stockholders to immediately receive (without the payment of any brokerage fees or commissions typically associated with market sales and without being subject to any financing condition) cash for their Ordinary Shares of TEC.

•	Ordinary Shares of TEC have extremely limited liquidity for the Public Stockholders and it may be difficult for the Public Stockholders to sell significant blocks of Ordinary Shares of TEC because Ordinary Shares of TEC are not traded on any stock exchange or over the counter market.
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•	The Rollover Stockholders’ collective deemed beneficial ownership of approximately 99.38% of the outstanding Ordinary Shares eliminates the possibility that a proposal to acquire the Ordinary Shares by an independent entity could succeed without the consent of the Rollover Stockholders.

•	The Filing Persons considered purchase prices paid in previous purchases by the Filing Persons in the past two years as relevant to their belief that the Merger is fair to the Public Stockholders. Although there is not adequate liquidity in the market or trading volume of the Ordinary Shares to base all of the Filings Persons’ analyses solely on the stock price, the underlying performance and value of TEC, in combination with purchase prices paid in previous purchases by the Filing Persons in the past two years, in particular the fact that $2.30 per share was the price that MA Platform, Inc. paid to Eastbridge Investment Group Corp. in the purchase of 1,424,129 Ordinary Shares by the former from the latter on December 18, 2012, contributes to the Filing Persons’ analyses. For previous purchases by the Filing Persons in the past two years, see “Item 2. Subject Company Information—Prior Stock Purchases” on page 22 of this Schedule 13E-3.

•	The Filing Persons took into consideration the Company’s business operation, financial conditions, industry trend and general economic conditions in assessing the merger. In particular, the Filing Persons noted that although the total assets and net income of the Company increased from 2009 to 2011, the expected slowdown of China’s economy in the next few years and the increasing competition in China’s education industry will negatively impact the Company’s prospects.

•	The merger would shift the risk of the future financial performance of TEC from the Public Stockholders, who do not have the power to control decisions made regarding TEC’s business, entirely to the Filing Persons who have the power to control TEC’s business.

•	The Public Stockholders are entitled to exercise dissenters’ rights and demand fair value for their Ordinary Shares of TEC as determined under the Cayman Companies Law, which may be determined to be more or less than the cash amount offered in the Merger.

See “Special Factors — Fairness of the Merger — Position of the Filing Persons as to the Fairness of the Merger”, beginning on page 17 of this Schedule 13E-3.

The Filing Persons also weighed a variety of risks and other potentially negative factors for the Public Stockholders and the Filing Persons concerning the Merger, including the fact that:

•	Following the Merger, the Public Stockholders will not participate in any future earnings of or benefit from any increases in the value of Merger Sub. Only the Filing Persons would benefit by an increase in the value of TEC;

•	For U.S. federal income tax purposes, the cash payments made to the Public Stockholders pursuant to the Merger will be taxable to stockholders that are U.S. Holders, as defined under “Material U.S. Federal Income Tax Consequences”;

•	The board of directors of TEC was not required under Cayman Companies Law to consider the proposed effect of the Merger upon any particular group having an interest in the corporation as a dominant factor, such as the Public Stockholders, and the board of directors of TEC did not appoint an independent committee to consider the proposed effect of the Merger on the Public Stockholders;
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•	The Public Stockholders will be required to surrender their Ordinary Shares involuntarily in exchange for a cash price determined by the Filing Persons;

•	The Public Stockholders will not have the right as a result of the Merger to liquidate their Ordinary Shares at a time and for a price of their choice;

•	Under Section 238 of Cayman Companies Law, a Public Stockholder who is entitled to dissent and obtain payment pursuant to Section 238 of Cayman Companies Law, may not challenge the Merger which created the entitlement to dissent other than seeking relief on the grounds that the merger is void or unlawful.

•	The Filing Persons will be the sole beneficiaries of the cost savings that result from privatizing TEC; and

•	TEC will no longer be subject to the provisions of SOX or the liability provisions of the Securities Exchange Act.

•	The Filing Persons currently own (or are deemed to own) approximately 99.38% of the outstanding Ordinary Shares of TEC and following the Merger, will own 100% of TEC. Accordingly, and as disclosed herein, the interests of the Filing Persons in determining the Merger Consideration are adverse to the interests of the Public Stockholders.

•	The Filing Persons did not engage any third parties to perform any financial analysis of, or prepare any reports, opinions, or appraisals concerning the Merger or value of the Ordinary Shares.

Interests of the Company’s Executive Officers and Directors in the Merger (Pages 33)

The Company’s shareholders should be aware that certain of the Company’s directors and executive officers have interests in the transaction that are different from, and/or in addition to, the interests of the Company’s shareholders generally. These interests include, among others:

•	Zhang Hui, Liu Juntao and Kang Chungmai will continue to hold equity interests in the surviving corporation and their ownership interests will be increased to 31.14%, 31.14% and 0.82%, respectively, in the surviving corporation after the Merger.

•	The Company’s executive officers and directors will continue to manage the business operation of the Company in positions substantially similar to their current positions after the Merger.

•	The short-form merger will have no taxeffect on Zhang Hui, Liu Juntao and Kang Chungmai for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences-Rollover Shareholders, Merger Sub and TEC”.

Consequences of the Merger (Page 13)

Completion of the Merger will have the following effects:

•	Merger Sub will be merged into TEC with TEC being the surviving entity of the Merger and owned by the Rollover Stockholders.

•	Subject to the exercise of statutory dissenters’ rights, each of your Ordinary Shares of TEC will be converted into the right to receive $2.30 per share in cash, without interest.

•	Only the Rollover Stockholders will have the opportunity to participate in the future earnings and growth, if any, of TEC. Similarly, only the Rollover Stockholders will face the risk of losses generated by TEC’s operations or the decline in value of TEC after the Merger.

•	TEC and its affiliates will no longer be subject to the reporting and other disclosure requirements of the Securities Exchange Act, including requirements to file annual and other periodic reports or to provide the type of disclosure contained in this Schedule 13E-3. After completion of the Merger, the stockholders of
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TEC will lose the rights and protections that the federal securities laws provide to security holders of public companies, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act, require of public companies, and the reporting obligations for directors, officers and principal security holders of public companies. For example, after completion of the Merger, TEC will no longer be subject to the provisions of the Sarbanes-Oxley Act and certain of the liability provisions of the Securities Exchange Act. In addition, persons acquiring 5% of TEC’s Ordinary Shares will no longer be required to report their beneficial ownership under the Securities Exchange Act.

Dissenters’ Rights (Page 29)

You have a statutory right to dissent from the Merger and demand payment of the fair value of your Ordinary Shares of TEC as agreed between you and TEC or, if no agreement can be reached, as determined in a judicial appraisal proceeding in accordance with Section 238 of the Cayman Companies Law. This value may be more or less than the $2.30 per share in cash consideration offered in the Merger. In order to qualify for these rights, you must deliver a written notice of dissent within 20 days immediately following the date on which the Notice of Merger and Dissenters’ Rights and a Letter of Transmittal is given and otherwise comply with the procedures for exercising dissenters’ rights in Section 238 of the Cayman Companies Law. A copy of Section 238 of the Cayman Companies Law is attached as Exhibit (f) hereto. Any failure to comply with its terms will result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right of dissent are encouraged to seek advice from legal counsel. See Item 4 “Terms of the Transaction—Dissenters’ Rights” beginning on page 29 of this Schedule 13E-3.

Where You Can Find More Information (Pages 22 and 23)

More information regarding TEC is available from its public filings with the Securities and Exchange Commission. See also Item 2 “Subject Company Information” and Item 3 “Identity and Background of Filing Persons” beginning on pages 22 and 23, respectively, of this Schedule 13E-3.

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INTRODUCTION

This Transaction Statement on Schedule 13E-3 is being filed by following the entities and individuals collectively referred to as the “Filing Persons”:

•	Tsingda eEDU Corporation, a Cayman Island company, referred to herein as “TEC”;

•	TEC Merger Sub, a Cayman Islands company, referred to herein as “Merger Sub”;

•	MA Platform, Inc.;

•	Tsing Da Century Education Technology Co., Ltd.;

•	Zhang Hui;

•	Liu Juntao;

•	Yangyi Yu;

•	Ji Qing Wang;

•	Capvent Asia Consumption Co-Investment Fund Ltd;

•	Yun Hui Yu;

•	Yu Sheng;

•	Kang Chungmai;

•	Zhang Meng Kung;

•	Yang Fanbin;

•	Feng Chengxiang; and

•	Li Li.

The Filing Persons are required to file this Schedule 13E-3 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, referred to herein as the “Securities Exchange Act”, and Rule 13e-3 thereunder.

This Schedule 13E-3 is being filed in connection with the proposed short-form merger between TEC and Merger Sub pursuant to Section 233(7) of the Companies Law (2011 Revision) of the Cayman Islands (the “Cayman Companies Law”), as a result of which Ordinary Shares of TEC will terminate registration with the Securities and Exchange Commission, or the SEC, and TEC and its affiliates will no longer be required to file reports with the SEC. The effective date of the Merger is expected to occur 30 days following the date of the filing of this Schedule 13E-3, or such later date as may be required to comply with Rule 13e-3 under the Securities Exchange Act and all other applicable laws.

The directors of each of Merger Sub and TEC adopted a plan for the Merger on January 24, 2013 and the Rollover Stockholders consented to the plan for the Merger on the same day. Before the effective date of the Merger, a copy of the plan for the Merger will be provided to each holder of Ordinary Shares in TEC pursuant to Section 233(7) of the Cayman Companies Law.

As of March 1, 2013, there were 36,914,237 issued and outstanding ordinary shares of TEC, $0.000384 par value per share, referred to herein as “Ordinary Shares”, and approximately 2,302 stockholders of record as of March 1, 2013.

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The Rollover Stockholders have agreed to contribute immediately prior to the Merger an aggregate of 36,686,284 Ordinary Shares, or approximately 99.38% of the total Ordinary Shares outstanding, to Merger Sub, pursuant to the terms of a contribution agreement dated January 24, 2013 between the Rollover Stockholders and Merger Sub (the “Contribution Agreement”) and the amendment to the Contribution Agreement dated March 1, 2013 between the Rollover Stockholders and Merger Sub (the “Amendment to the Contribution Agreement”). The Contribution Agreement and the Amendment to the Contribution Agreement have been filed as exhibits to this Schedule 13E-3.

Upon the consummation of the Merger, each outstanding Ordinary Share (other than Ordinary Shares held by the Rollover Stockholders and Ordinary Shares with respect to which statutory dissenters’ rights have been properly exercised and not withdrawn or lost) will be cancelled and automatically converted into the right to receive $2.30 per Ordinary Share in cash, referred to herein as the “Merger Consideration”, without interest, upon surrender of the certificate for such Share to the “Paying Agent” identified in the Notice of Merger and Dissenters’ Rights and a Letter of Transmittal. Such notice will be mailed to stockholders of record of TEC as of the effective date of the Merger within 20 days following the effective date of the Merger. The notice will include, among other things, instructions with regard to the surrender of stock certificates, together with a description of statutory dissenters’ rights. These documents should be read carefully.

TEC will be the surviving corporation in the Merger. Under Section 233(7) of Cayman Companies Law, no action is required by the stockholders of TEC (other than Merger Sub) for the Merger to become effective. As a result of the Merger, the Rollover Stockholders will be the only stockholders of TEC.

Zhang Meng Kung holds options to purchase 100,000 Ordinary Shares at an exercise price of $2.00 per share. Zhang Meng Kung intends to retain the options after completion of the Merger. There is no outstanding warrant to acquire Ordinary Shares.

SPECIAL FACTORS

PURPOSES, ALTERNATIVES, REASONS, AND EFFECTS OF THE MERGER

Background of the Transaction

From time to time, the Rollover Shareholders have informally discussed their respective investments in TEC as well as its status as a public company. As part of these discussions, the Rollover Shareholders have recognized that TEC has incurred significant costs but has derived only minimal benefits from being a public company. The traditional liquidity benefits of being a public reporting company is not available to TEC’s shareholders because the Ordinary Shares are not traded on any stock exchange or over the counter market. The Rollover Shareholders have sporadically discussed potential actions that could be taken to try to mitigate the effect of these disadvantages. The Company submitted an application to list the Ordinary Shares on The Nasdaq Stock Market on August 19, 2011 but such application was denied by the The Nasdaq Stock Market on August 31, 2011. The Company also considered listing the Ordinary Shares on other national stock exchanges in the United States such as the American Stock Exchange but eventually abandoned such efforts due to economic and market conditions.

More recently, the Rollover Shareholders began to more critically assess and evaluate the business performance and operations of TEC and the ongoing costs of maintaining TEC’s status as a public company. In addition to the costs of keeping TEC as a public company, the Rollover Shareholders also considered the significant difficulty that TEC would have in raising capital in the market for working capital needs given that the Ordinary Shares are not traded on any stock exchange or over the counter market and the recent negative market outlook on the People’s Republic of China (the “PRC”) companies that have gone public in the U.S. The Rollover Shareholders continued to evaluate whether or not to privatize TEC during the fourth quarter of 2012.

In September 2012, representatives of the Rollover Shareholders held preliminary discussions with Shearman & Sterling LLP (“S&S”) regarding the de-registration of TEC’s Ordinary Shares and the suspension of TEC’s duty to file periodic reports and other information with the SEC, as well as methods of effecting such de-registration and suspension, including a short-form merger. Based on such discussions, the Rollover Shareholders

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preliminarily concluded that a short-form merger provided the quickest and most cost-effective way for TEC to be taken private.

On September 26, 2012, S&S circulated a short memorandum outlining the key steps for the proposed short-form merger transaction to representatives of the Rollover Shareholders.

yOn October 17, 2012, November 13, 2012, November 27, 2012 and December 15, 2012, representatives of the Rollover Shareholders and S&S held conference calls to discuss the key steps for the proposed short-form merger transaction. At the end of the call on December 15, 2012, the Rollover Shareholders instructed S&S to prepare the necessary documentation pending a final decision regarding whether to implement the Merger.

On December 19, 2012, Mr. Norm Klein and Mr. David Bolocan resigned from the board of directors of TEC to focus on other business activities.

On January 24, 2013, the Rollover Shareholders concluded their analysis and determined that the costs of keeping TEC a public company (as discussed above) exceeded the benefits and therefore decided to effectuate the short-form merger at this time without delay so as to immediately realize the benefit of taking TEC private.  On the same day, the Rollover Stockholders and TEC Merger Sub executed the Contribution Agreement after the board of directors of TEC approved the Merger and adopted a plan for the Merger. The Rollover Shareholders took into account the following factors when determining the Merger Consideration: (i) $2.30 per share was the price that MA Platform, Inc. paid to Eastbridge Investment Group Corp. in the purchase of 1,424,129 Ordinary Shares by the former from the latter on December 18, 2012. The negotiation of this transaction started in November 2012 and had been ongoing until December 18, 2012. The purchase price of $2.30 per share was the result of the arm’s length negotiation between two sophisticated parties. To the best knowledge of the Filing Persons, Eastbridge Investment Group Corp. was not aware of the potential going-private transaction prior to this transaction; and (ii) the Ordinary Shares are not traded on any stock exchange or over the counter market. Immediately following the execution of the Contribution Agreement, the board of directors of TEC convened a meeting to discuss the implication of the proposed Merger, especially the significant cost-saving impact as a private company. The board of directors of TEC also considered forming a special committee to analyze the proposed Merger, but determined that the timing and costs associated with appointing special committee members for the purpose of forming a special committee outweighed its benefits. Following the meeting, the board of directors of TEC approved the Merger and adopted a plan for the Merger. Later on the same day, the Filing Persons filed an initial Schedule 13E-3 with the SEC announcing the intention of the Rollover Stockholders to cause TEC Merger Sub to effect the Merger with and into TEC.

On February 5, 2013, Yangyi Yu, Ji Qing Wang and Yun Hui Yu exercised warrants to purchase 568,750, 415,625, 175,000 Ordinary Shares, respectively, at an exercise price of $1.60 per share. Pursuant to a supplementary agreement entered into by TEC, Yangyi Yu, Ji Qing Wang and Yun Hui Yu on September 20, 2010, the exercise price was reduced from an initial exercise price of $2.08 per share, as set forth in the securities purchase agreement dated September 8, 2010 between TEC and Yangyi Yu and the securities purchase agreement dated September 16, 2010 among TEC, Ji Qing Wang and Yun Hui Yu, to $1.60 per share because TEC’s initial public offering did not occur by December 31, 2012.

On March 1, 2013, the Rollover Stockholders and TEC Merger Sub executed the Amendment to the Contribution Agreement.

Purposes

The Rollover Stockholders started to contemplate the feasibility of a short-form merger to achieve their 100% control of TEC, primarily due to the concern that TEC’s Ordinary Shares are not traded on any stock exchange or over the counter market.

On January 24, 2013, the boards of directors of Merger Sub and TEC approved the Merger and adopted a plan for the Merger, and the Rollover Stockholders consented to the plan for the Merger on the same day. Before

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the effective date of the Merger, a copy of the plan for the Merger will be provided to each holder of Ordinary Shares in TEC pursuant to Section 233(7) of the Cayman Companies Law. The purpose of the Merger is for the Rollover Stockholders to acquire the minority interest in TEC through Merger Sub and to provide the Public Stockholders (that is, any TEC stockholder other than the Rollover Stockholders and any other affiliates) with a source of immediate liquidity for their Ordinary Shares. The Filing Persons believe that the fact that the Ordinary Shares are not traded on any stock exchange or over the counter market makes ownership of the Ordinary Shares unattractive to the public holders of the Ordinary Shares because the Ordinary Shares are not readily saleable in the public market. The Filing Persons also believes that, given the fact that the Ordinary Shares are not traded on any stock exchange or over the counter market and the extremely limited liquidity of the Ordinary Shares, the costs of maintaining TEC’s status as a public company are not justified.

Alternatives

The Filing Persons considered the advantages and disadvantages of certain alternatives to acquiring the minority interests of the Public Stockholders, including leaving TEC as a majority-owned, public company in the US capital markets.  In the view of the Filing Persons, the principal advantage of leaving TEC as a majority-owned, public company in the US capital markets would be for the potential investment liquidity of owning securities of a public company and for the possibility of using TEC’s securities to raise capital or make acquisitions.  However, the Filing Persons do not expect TEC to do so in the foreseeable future. The Filing Persons also noted that companies of similar size and status to TEC do not typically receive the necessary attention from stock analysts and the investment community to create substantial liquidity.  Therefore, the Filing Persons concluded that the advantages of leaving TEC as a more-than-90% owned, public subsidiary were outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

The Filing Persons believe that effecting the transaction by way of a short-form merger under Section 233(7) of Cayman Companies Law is also the quickest and most cost-effective way for Merger Sub to acquire the outstanding minority equity interest in TEC, as well as an equitable and fair way to provide liquidity, in the form of cash merger consideration, to the Public Stockholders for their Ordinary Shares of TEC.  Compared with a short-form merger, a tender offer or long-form merger takes much more time to complete and involves substantially greater costs. Although a reverse stock split may involve a smaller aggregate cash payment to the Public Stockholders, the Filing Persons decided not to use a reverse stock split to privatize TEC due to the following concerns: (i) a reverse stock split requires TEC to amend its memorandum and articles of association which may take much more time than a short-form merger; (ii) a reverse stock split may leave certain stockholders with one or more “odd lots,” which are generally difficult to sell; and (iii) the Filing Persons may have to effect a merger in any event following the completion of a reverse stock split in order to gain 100% ownership in TEC. Therefore, the Filing Persons determined that a short-form merger would be the quickest and most cost-effective manner to achieve the purposes described above.

Reasons

In determining whether to acquire the outstanding minority equity interest in TEC and to effect the Merger, the Filing Persons considered the following factors to be the principal benefits of taking TEC private:

•	To decrease costs associated with being a public company. For example, as a privately held company, TEC would not be required to file annual or other periodic reports with the SEC, publish and distribute to its stockholders annual reports and proxy statements, or comply with certain provisions of the Sarbanes-Oxley Act of 2002, or SOX. These cost savings include approximately $200,000 for expenses associated with audit and SOX compliance, $450,000 for expenses associated with personnel and public company management, $300,000 for expenses associated with public company legal representation, and $50,000 for general public company compliance expenses (such as stock transfer agent services, and printing, mailing and preparation of proxy statements, annual reports and other SEC reports). Certain individuals of TEC’s management spend approximately 50% of their time involved with activities related to active public company management. The Filing Persons therefore anticipate that going private would result in cost savings of approximately $1,000,000 per year.
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•	To eliminate additional burdens on management associated with public reporting and other tasks resulting from TEC’s public company status, including, for example, the dedication of time and resources to stockholder inquiries and investor and public relations.

•	To provide greater flexibility that TEC’s management would have to focus on the business and the long-term business goals of TEC (as opposed to short-term earnings), without the diversion of the significant time required to comply with the reporting obligations of a public company.

•	To reduce the amount of public information available to competitors about TEC’s businesses that would result from the termination of TEC (and its affiliates)’s obligations under the reporting requirements of the Securities Exchange Act, and the rules and regulations promulgated thereunder and any other requirements of the SEC.

•	The fact that the Merger offers the stockholders of TEC the opportunity to sell their Ordinary Shares for one price at the same time, without the payment of any brokerage fee or commission (or, in the alternative, to seek an appraisal of the fair value), and thereby directly benefits such stockholders. This Rule 13e-3 transaction is structured as a short-form merger under Section 233(7) of Cayman Companies Law. This form of merger allows the Public Stockholders to receive cash for their Ordinary Shares quickly and allows TEC to become a privately held company without any action by the Public Stockholders.

•	The lack of interest by institutional investors in companies whose shares are not traded on any stock exchange or over the counter market.

The Filing Persons also weighed a variety of risks and other potentially negative factors for the Public Stockholders and the Filing Persons concerning the Merger, including the fact that:

•	Following the Merger, the Public Stockholders will not participate in any future earnings of or benefit from any increases in the value of Merger Sub. Only the Filing Persons would benefit by an increase in the value of TEC;

•	For U.S. federal income tax purposes, the cash payments made to the Public Stockholders pursuant to the Merger will be taxable to stockholders that are U.S. Holders, as defined under “Material U.S. Federal Income Tax Consequences”;

•	The board of directors of TEC was not required under Cayman Companies Law to consider the proposed effect of the Merger upon any particular group having an interest in the corporation as a dominant factor, such as the Public Stockholders, and the board of directors of TEC did not appoint an independent committee to consider the proposed effect of the Merger on the Public Stockholders;

•	The Public Stockholders will be required to surrender their Ordinary Shares involuntarily in exchange for a cash price determined by the Filing Persons;

•	The Public Stockholders will not have the right as a result of the Merger to liquidate their Ordinary Shares at a time and for a price of their choice;

•	Under Section 238 of Cayman Companies Law, a Public Stockholder who is entitled to dissent and obtain payment pursuant to Section 238 of Cayman Companies Law, may not challenge the Merger which created the entitlement to dissent other than seeking relief on the grounds that the merger is void or unlawful.

•	The Filing Persons will be the sole beneficiaries of the cost savings that result from privatizing TEC; and

•	TEC will no longer be subject to the provisions of SOX or the liability provisions of the Securities Exchange Act.

Many of the factors in favor of taking TEC private have been present in TEC’s history for some time. Although the Filing Persons could have effectuated a short-form merger at other times prior to the current proposed merger, the Filing Persons only recently considered a potential going private transaction after beginning to more

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critically assess and evaluate the business performance and operations of TEC and the ongoing costs of keeping TEC a public company.  In addition to the costs of keeping TEC a public company, the Filing Persons also considered the significant difficulty that TEC would have in raising capital in the market for working capital needs given that Ordinary Shares are not traded on any stock exchange or over the counter market and the recent negative market outlook on PRC companies that have gone public in the U.S.  The Filing Persons continued to evaluate whether or not to privatize TEC during the fourth quarter of 2012. On January 24, 2013, the Filing Persons concluded their analysis and determined that the costs of keeping TEC a public company (as discussed above) exceeded the benefits and therefore decided to effectuate the short-form merger at this time without delay so as to immediately realize the benefit of taking TEC private. On the same day, the Rollover Stockholders and Merger Sub executed the Contribution Agreement and the Filing Persons filed an initial Schedule 13E-3 with the SEC announcing the intention of the Rollover Stockholders to cause Merger Sub to effect the Merger with and into TEC.

Effects

Rollover Shareholders

The beneficial ownership of the Rollover Shareholders in the outstanding Ordinary Shares of TEC immediately prior to the consummation of the Merger amounts to approximately 99.38% in the aggregate.

Upon completion of the Merger, the Rollover Shareholders will have complete control over the conduct of TEC’s business and will have a 100% interest in the net assets, net book value and net earnings of TEC. In addition, the Filing Persons will no longer be subject to reporting requirements regarding their ownership of Ordinary Shares under Section 13 of the Securities Exchange Act. The Rollover Shareholders will also indirectly realize all of the benefits in the estimated savings of approximately $1,000,000 per year in costs related to being a public company.

However, after completion of the Merger, the Rollover Shareholders will bear all the risks associated with the operations of TEC, including the risk of any loss incurred in its operations and any decrease in value of TEC.

Public Stockholders

Upon completion of the Merger, the Public Stockholders will no longer have any interest in, and will not be stockholders of, TEC and therefore will not be able to participate in any future earnings and potential growth of TEC, but will also no longer bear the risk of any decrease in the value of TEC.  In addition, the Public Stockholders will not share in any distribution of proceeds after future sales of businesses of TEC, if any. See Item 6, “Purposes of the Transaction and Plans or Proposals — Plans” beginning on page 31 of this Schedule 13E-3. All other incidents of stock ownership with respect to such Public Stockholders, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of TEC and to receive dissenters’ rights upon certain mergers or consolidations of TEC (except for dissenters’ rights perfected in connection with the Merger), will be extinguished upon completion of the Merger. After completion of the Merger, the Public Stockholders will lose the rights and protections that the federal securities laws provide to security holders of public companies, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act, require of public companies, and the reporting obligations for directors, officers and principal security holders of public companies. For example, after completion of the Merger, TEC will no longer be subject to the provisions of the Sarbanes-Oxley Act and certain of the liability provisions of the Exchange Act. In addition, persons acquiring 5% of TEC’s Ordinary Shares will no longer be required to report their beneficial ownership under the Exchange Act. Further, the receipt of the payment for shares will be a taxable transaction for U.S. federal income tax purposes for Public Stockholders that are U.S. Holders as defined under “Material U.S. Federal Income Tax Consequences”.  See “Material U.S. Federal Income Tax Consequences”, beginning on page 15 of this Schedule 13E-3.

Upon completion of the Merger, the Public Stockholders will have liquidity, in the form of the Merger Consideration, in place of an ongoing equity interest in TEC.

TEC

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Once the Merger is effective, the registration of Ordinary Shares under the Securities Exchange Act will be terminated. The Filing Persons intend to deregister the Ordinary Shares under the Securities Exchange Act. As a result, TEC will no longer be required to file annual and other periodic reports with the SEC under Section 13(a) of the Securities Exchange Act. TEC will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Securities Exchange Act.  Completion of the Merger will enable TEC to save approximately $1,000,000 per year for costs related to being a public company.

The Company’s Net Book Value and Net Income

The table below sets out the indirect interest in the Company’s net book value and net income for the Rollover Shareholders before and after the merger, based on the historical net book value and net income of the Company as of December 31, 2011. The indirect interest in the Company’s net book value and net income for the Rollover Shareholders after the merger also reflects a shareholding adjustment among them after the merger contemplated by the Rollover Shareholders.

Plans after the Merger

	Ownership Prior to the Merger				Ownership After the Merger
	Net Book Value		Net Income		Net Book Value		Net Income
Name	$	%	$	%	$	%	$	%
MA Platform, Inc.	27,813,861	49.44	6,512,826	49.44	27,986,685	49.75	6,553,294	49.75

Tsing Da Century Education Technology Co., Ltd.	17,407,318	30.94	4,076,055	30.94	17,515,480	31.14	4,101,382	31.14

Zhang Hui	17,407,318	30.94	4,076,055	30.94	17,515,480	31.14	4,101,382	31.14

Liu Juntao	17,407,318	30.94	4,076,055	30.94	17,515,480	31.14	4,101,382	31.14

Yangyi Yu	3,343,105	5.94	782,813	5.94	3,363,877	5.98	787,677	5.98

Ji Qing Wang	2,443,038	4.34	572,056	4.34	2,458,218	4.37	575,610	4.37

Capvent Asia Consumption Co-Investment Fund Ltd	1,673,424	2.97	391,845	2.97	1,683,822	2.99	394,280	2.99

Yun Hui Yu	1,028,648	1.83	240,866	1.83	1,035,039	1.84	242,362	1.84

Yu Sheng	703,481	1.25	164,725	1.25	707,852	1.26	165,749	1.26

Kang Chungmai	457,177	0.81	107,051	0.81	460,017	0.82	107,717	0.82

Zhang Meng Kung	457,177	0.81	107,051	0.81	460,017	0.82	107,717	0.82

Yang Fanbin	384,219	0.68	89,968	0.68	386,606	0.69	90,527	0.69

Feng Chengxiang	111,562	0.20	26,123	0.20	112,255	0.20	26,285	0.20

Li Li	84,043	0.15	19,679	0.15	84,565	0.15	19,802	0.15

In connection with the Merger, the Filing Persons expect to review the business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel of TEC to determine what changes, if any, would be desirable following the Merger in order to improve the business and operations of TEC. The transactions contemplated may include investments, share issuances, sales or transfers of a material amount of assets, or mergers, reorganizations, business combinations or similar transactions involving TEC and other entities or businesses of the Filing Persons or their affiliates, including trade sales, private or public offerings, or spin-off

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transactions in respect of all or a portion of such merged, reorganized or combined businesses. While the Filing Persons currently do not have any particular plans to effect any such transactions, the Filing Persons expressly reserve the right to make any changes as to TEC that they deem necessary or appropriate in light of their review or in light of future developments. The Filing Persons currently do not anticipate any material change in TEC’s present dividend policy or any changes in TEC’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of TEC.

After the effective date of the Merger, the Rollover Stockholders will be the only beneficial owners of TEC, entitling TEC to terminate TEC’s reporting obligations under Section 12(g) of the Securities Exchange Act of 1934 by filing a Form 15 with the SEC.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences of the Merger to beneficial owners of the Ordinary Shares that are U.S. Holders (as defined below) or are or hold their shares through Public Stockholders, Rollover Stockholders, Merger Sub and TEC. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, referred to herein as the “Code”, and the laws, regulations, rulings, and decisions in effect on the date of this Transaction Statement, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this discussion only applies to holders of Ordinary Shares that own Ordinary Shares as capital assets, and does not address tax consequences that may be relevant to holders of the Ordinary Shares that may be subject to special tax treatment under the Code, such as holders who are brokers, dealers or traders in securities or foreign currency, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, real estate investment trusts, regulated investment companies, grantor trusts, holders who hold the Ordinary Shares as part of a hedge, straddle, conversion, or other risk reduction transaction or holders who acquired Ordinary Shares pursuant to the exercise of options or otherwise as compensation. Finally, the following discussion does not address the U.S. federal income tax consequences applicable to directly or indirectly holding an ownership interest in TEC after the Merger or the tax consequences of the Merger under U.S. federal estate and gift tax laws, state, local or non-U.S. tax laws, or the tax consequences of any transactions occurring prior to, concurrently with or after the Merger (whether or not such transactions are in connection with the Merger).

Public Stockholders

For purposes of this discussion, a ‘‘U.S. Holder” is a beneficial owner of Ordinary Shares that is a Public Stockholder or that directly or indirectly holds its Ordinary Shares through a Public Stockholder and is:

•	a citizen or individual resident of the United States, as determined for U.S. federal income tax purposes;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if either (i) the trust is subject to the primary supervision of a court within the United States and one or more U.S. persons as described in Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Ordinary Shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership.  A partnership holding Ordinary Shares or a partner in such partnership should consult its tax advisors as to the particular U.S. federal income tax consequences of the Merger.

The receipt of cash by a U.S. Holder pursuant to the Merger or pursuant to the exercise of statutory dissenters’ rights will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash that

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the U.S. Holder receives in the Merger and that U.S. Holder’s adjusted tax basis in that U.S. Holder’s Ordinary Shares. Such gain or loss will generally be capital gain or loss and generally will be long-term capital gain or loss if, at the effective date of the Merger, the U.S. Holder has held the Ordinary Shares for more than one year. Long term capital gains recognized by a non-corporate U.S. Holder (including an individual) currently are eligible for a reduced rate of U.S. federal income tax. If a U.S. Holder acquired different blocks of Ordinary Shares at different times and different prices, such U.S. Holder must determine the adjusted tax basis and holding period separately with respect to each such block of Ordinary Shares. In the event that a U.S. Holder exercises dissenters’ rights, any cash received that is attributable to interest generally will be treated as ordinary income for U.S. federal income tax purposes.

Any gain or loss recognized by a U.S. Holder generally should be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes. However, in the event that TEC is deemed to be a “resident enterprise” of the PRC under the PRC Enterprise Income Tax Law (the “EIT Law”) and gain from the disposition of the Ordinary Shares is subject to tax in the PRC, a U.S. Holder may be eligible to elect to treat such gain as PRC-source gain under the income tax treaty between the United States and the PRC (the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion With Respect to Taxes on Income, referred to as the “Treaty”). If TEC is not eligible for the benefits of the Treaty or a U.S. Holder fails to make the election to treat any gain as PRC source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the exchange of Ordinary Shares pursuant to the Merger unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if PRC tax is imposed on gain on a disposition of Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

The cash payments made to a U.S. Holder pursuant to the Merger or pursuant to the exercise of statutory dissenters’ rights will be subject to information reporting and backup withholding unless the U.S. Holder provides the Paying Agent with a taxpayer identification number and certifies that such number is correct, or unless an exemption from backup withholding applies. Backup withholding is not an additional tax and the amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.  U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

Rollover Stockholders, Merger Sub and TEC

For U.S. federal income tax purposes, the Merger will not be a taxable transaction to the Rollover Stockholders, Merger Sub or TEC. Accordingly, none of the Rollover Stockholders, Merger Sub or TEC will recognize gain or loss for U.S. federal income tax purposes as a result of the Merger.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE ARE INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND ARE BASED UPON CURRENT LAW.  BECAUSE INDIVIDUAL CIRCUMSTANCES MAY BE DIFFERENT, EACH BENEFICIAL OWNER OF SHARES IS URGED TO CONSULT SUCH BENEFICIAL OWNER’S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO EACH SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

MATERIAL PRC TAX CONSEQUENCES

Under the EIT Law, which took effect on January 1, 2008, enterprises established outside of China whose “de facto management bodies” are located in the PRC are considered “resident enterprises”. The implementation rules for the EIT Law define the “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. Although there has not been a definitive determination of TEC’s status by the PRC tax authorities, TEC does not believe that it should be considered a resident enterprise under the EIT Law or that the gain recognized on the receipt of cash for Ordinary Shares should otherwise be subject to PRC tax to holders of such Ordinary Shares that are not PRC residents. If, however, the PRC tax authorities were to determine that TEC should be considered a resident enterprise or that the

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receipt of cash for these securities should otherwise be subject to PRC tax, then gain recognized on the receipt of cash for Ordinary Shares pursuant to the Merger by holders of such securities who are not PRC residents could be treated as PRC-source income that would be subject to PRC tax at a rate of up to 10%. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including any PRC tax consequences.

FAIRNESS OF THE MERGER

Position of the Filing Persons as to the Fairness of the Merger

Under SEC rules, the Filing Persons are deemed to be engaged in a “going private” transaction, which, if consummated, will result in the termination of SEC reporting obligations of TEC and its affiliates. Rule 13e-3 of the Securities Exchange Act requires the Filing Persons to provide certain information regarding their position as to the substantive and procedural fairness of the Merger to the Public Stockholders. The Filing Persons are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Securities Exchange Act.

As used in this Schedule 13E-3, the term “Public Stockholders” means any stockholder of TEC other than the Rollover Stockholders or any other affiliates. To the extent there are any directors or executive officers of TEC, other than the Filing Persons, who hold Ordinary Shares, such persons will participate in the Merger in the same manner and to the same extent as the Public Stockholders.

Each of the Filing Persons has determined that the Merger is both substantively and procedurally fair to the Public Stockholders. This belief is based upon the factors discussed below.

Factors Considered In Determining Fairness

The Filing Persons believe that the proposed merger is both substantively and procedurally fair to the Public Stockholders based on the following factors:

•	The Merger Consideration. The merger will enable the Public Stockholders to immediately receive (without the payment of any brokerage fees or commissions typically associated with market sales) cash for their Ordinary Shares.

•	No Public Trading. The Filing Persons’ collective deemed beneficial ownership of approximately 99.38% of the outstanding Ordinary Shares eliminates the possibility that a proposal to acquire the Ordinary Shares by an independent entity could succeed without the consent of the Filing Persons. The Ordinary Shares are not traded on any stock exchange or over the counter market. Investors of TEC have no public market in which to sell their Ordinary Shares. The Filing Persons believe that the immediate liquidity and cash consideration that would result from the Merger would be beneficial to the Public Stockholders whose ability to sell their Ordinary Shares has been adversely affected by the extremely limited liquidity for their Ordinary Shares due to the fact that the Ordinary Shares are not traded on any stock exchange or over the counter market.

•	Historical Purchase Prices. The Filing Persons considered purchase prices paid in previous purchases by the Filing Persons in the past two years as relevant to their belief that the Merger is fair to the Public Stockholders. Although there is not adequate liquidity in the market or trading volume of the Ordinary Shares to base all of the Filings Persons’ analyses solely on the stock price, the underlying performance and value of TEC, in combination with purchase prices paid in previous purchases by the Filing Persons in the past two years, in particular the fact that $2.30 per share was the price that MA Platform Inc. paid to nine shareholders in the purchase of 1,270,041 Ordinary Shares on September 10, 2012 and Eastbridge Investment Group Corp. in the purchase of 1,424,129 Ordinary Shares on December 18, 2012, contributes to the Filing Persons’ analyses. For previous purchases by the Filing Persons in the past two years, see “Item 2. Subject Company Information—Prior Stock Purchases” on page 22 of this Schedule 13E-3. The

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Filing Persons, in reaching the merger consideration of $2.30 per share, observed that during the past two years, the Filing Persons purchased Ordinary Shares at a price higher than the Merger Consideration. For example, on July 12, 2011, TEC sold 3,000,000 Ordinary Shares to MA Platform, Inc. at the price of $4.56 per share, on March 26, 2012, Capvent Asia Consumption Co-investment Fund Ltd purchased 1,098,103 Ordinary Shares of TEC from another shareholder at $4.56 per share and, on August 22, 2012, MA Platform, Inc. purchased 11,339,363 Ordinary Shares of TEC from other shareholders at $4.20 per share. In addition, in March 2011, some of the Filing Persons proposed to sell Ordinary Shares for a price between $1 and $3 per share. However, the Filing Persons considered the $2.30 per share price paid by MA Platform, Inc. in the two most recent arm’s length negotiated share purchases to be indicative of the value of Ordinary Share at the current time. This conclusion is also consistent with the descending trend of the trading prices of China-based, U.S.-listed companies. Although the Ordinary Shares are not traded on any stock exchange or over the counter market, the Filing Persons believe that, if the Ordinary Shares were traded on a stock exchange or over the counter market in the U.S., the price movements of the Ordinary Shares would be similar to the price movements of the stocks of major China-based, U.S.-listed education companies. The following table sets forth the high and low quarterly trading prices of four major China-based, U.S.-listed education companies in China for the last two years:

	New Oriental Education & Technology Group*		Ambow Education Holding Ltd.		Xueda Education Group		TAL Education Group

	High	Low	High	Low	High	Low	High	Low
	US$	US$	US$	US$	US$	US$	US$	US$
Quarterly Trading Price Highs and Lows:

First quarter 2011	112.00	86.82	14.00	7.40	11.43	8.00	16.25	9.85

Second quarter 2011	131.86	98.72	8.59	4.56	11.57	7.31	14.20	9.96

Third quarter 2011	133.00	22.51	7.27	5.00	9.12	2.55	13.75	9.44

Fourth quarter 2011	30.97	20.61	7.40	5.68	5.33	2.41	10.70	8.41

First quarter 2012	28.75	21.54	8.15	6.81	4.92	3.01	12.00	9.96

Second quarter 2012	29.19	24.01	7.97	4.00	4.16	2.92	11.98	9.53

Third quarter 2012	25.07	9.41	4.83	2.12	3.99	2.47	10.31	6.97

Fourth quarter 2012	20.99	15.45	3.00	2.23	3.50	2.30	9.88	8.16

* New Oriental Education & Technology Group conducted a 1:4 stock split on August 19, 2011.

•	The Filing Persons took into consideration the Company’s business operation, financial conditions, industry trend and general economic conditions in assessing the merger. In particular, the Filing Persons noted that although the total assets and net income of the Company increased from 2009 to 2011, the expected slowdown of China’s economy in the next few years and the increasing competition in China’s education industry, will negatively impact the Company’s prospects.

China’s annual gross domestic product growth rate for 2010, 2011 and 2012 were 10.8%, 9.2% and 7.8%, respectively, and is expected to be around 8% for the next few years. TEC’s revenues depend on students’ spending on its services, which in turn depends on the level of current and expected household disposable income and willingness to spend. Due to the slowdown of the China’s economy and the expectation that such slowdown will continue, some of TEC’s students may reduce or delay their spending on tutoring services or seek less expensive alternatives. In addition, TEC may have difficulty expanding its customer base fast enough, or at all, to offset the impact of decreased spending by its existing students. Moreover, given the uncertainties in the current and future conditions of China’s economies, the Filing Persons believe that it will be difficult for TEC to obtain financing from financial institutions in China when such financing is needed.

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As an online education service provider, TEC currently faces competition from traditional education service providers in China, such as New Oriental Education & Technology Group, TAL Education Group, Xueda Education Group and Ambow Education Holding Ltd., as such traditional Chinese education service providers have been increasing their investments in developing and offering online education services and products in recent years. In addition, the increasing use of the Internet and advances in Internet- and computer-related technologies, such as web video conferencing and online testing simulators, are eliminating geographic and cost-entry barriers to providing private educational services. As a result, many international education service providers may be able to more effectively penetrate the China market by providing online education services to students in China. TEC may lose its market share and its profitability may be adversely affected due to such increasing competition in China’s education industry.

The Filing Persons noted that the total assets and net income of the Company increased from 2009 to 2011. However, the net assets and net income of each of the four major China-based, U.S.-listed education companies discussed above also increased from 2009 to 2011, and yet the stock price of each of such companies decreased during such period.

•	Elimination of Future Financial Performance Risks of TEC. The merger would shift the risk of the future financial performance of TEC from the Public Stockholders, who do not have the power to control decisions made regarding TEC’s business, entirely to the Filing Persons who have the power to control TEC’s business.

•	Dissenters’ Rights. Although the Merger does not require the approval of a majority of the Public Stockholders or a majority of disinterested directors, and there has not been a representative of the Public Stockholders to negotiate on their behalf, the Filing Persons believe that the Merger is procedurally fair because the Public Stockholders will be entitled to exercise dissenters’ rights, at their election and subject to compliance with various statutory procedures, to have a court-ordered determination on the fair value for their Ordinary Shares under Section 238 of Cayman Companies Law (see Item 4, “Terms of the Transaction—Dissenters’ Rights” beginning on page 29 of this Schedule 13E-3). The appraisal process under Cayman Companies Law serves as a judicial examination of the Merger Consideration with respect to the dissenting Public Stockholders. Therefore, the Filing Persons took into consideration the dissenting Public Shareholders’ ability to exercise appraisal right in determining the Merger Consideration in order to avoid the additional costs that may be incurred to defend the fairness of the Merger Consideration in the Grand Court of the Cayman Islands and the potential reputational damage caused if the Grand Court of the Cayman Islands determines that the fairness value of each of Ordinary Shares is higher than $2.30. A determination for fair value largely depends on an analysis of what a reasonable purchaser would pay for Ordinary Shares of TEC.

The Filing Persons did not consider any implied liquidation value when determining the Merger Consideration because it was not contemplated that TEC be liquidated whether or not the Merger was completed. Moreover, a liquidation value analysis does not take into account any value that may be attributed to a company’s ability to attract new business. The Filing Persons did not consider net book value, which is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of TEC as a going concern but rather is indicative of historical costs (and does not, for example, take into account the future prospects of TEC, market trends and conditions or business risks inherent in a competitive market) and therefore, in their view, is not a relevant measure in the determination as to the fairness of the Merger. TEC’s net book value per share was $1.00, $1.57 and $1.67 (unaudited) as of December 31, 2010, December 31, 2011 and June 30, 2012, respectively.

The Filing Persons did not establish a going concern value for the Ordinary Shares to determine the fairness of the Merger Consideration to the Public Stockholders. However, to the extent that the going concern value was reflected in the $2.30 per share price paid by MA Platform, Inc. in its two most recent share purchases completed on September 10, 2012 and December 18, 2012, the Merger Consideration is reflective of the going concern value of the Company.

The Filing Persons are not aware of, and therefore did not consider, any offers or proposals made by an unaffiliated persons during the past two years for: (1) the merger or consolidation of TEC with or into another

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company, or vice versa; (2) the sale or other transfer of all or any substantial part of the assets of TEC; or (3) a purchase of TEC’s securities that would enable the holder to exercise control of TEC.

Each of the Filing Persons has individually considered all of the foregoing factors to support their belief that the Merger is substantively and procedurally fair to the Public Stockholders.

The Filing Persons have not performed, or engaged a financial advisor to perform, any third-party valuation analysis for the purposes of assessing the fairness of the Merger to the Public Stockholders or establishing the Merger Consideration. A financial advisor is not required under Cayman Companies Law to establish the Merger Consideration. In setting the Merger Consideration, the Filing Persons followed Cayman Companies Law that a controlling stockholder causing a short-form merger need not satisfy the “entire fairness” standard typically applicable to going-private transactions under U.S. laws. The Rollover Stockholders established the Merger Consideration by evaluating the factors above and determining a price which, in their opinion, was both fair to the Filing Persons and fair to the Public Stockholders.

The Filing Persons considered requesting that independent directors of TEC form a special committee for the purpose of determining the fairness of the Merger but decided not to pursue this option. In reaching such a conclusion, the Filing Persons considered the statutory right of a holder of 90% or more of the outstanding stock of a corporation under Section 233(7) of Cayman Companies Law to have the corporation merge with and into a subsidiary without approval of the owners of equity interests in the subsidiary. The board of directors of TEC was not required under Cayman Companies Law to consider the proposed effect of the Merger upon any particular group having an interest in the corporation (such as the Public Stockholders) as a dominant factor and the board of directors of TEC did not appoint an independent committee to consider the proposed effect of the Merger on the Public Stockholders. The Filing Persons determined that by disclosing to the Public Stockholders all information that is reasonably necessary in order to enable them to decide, on a fully informed basis, whether to exercise their dissenters’ rights, their obligation, if any, to the Public Stockholders is satisfied. In addition, the Filing Persons believed that the cost of hiring counsel and advisors, and the diversion of management resources to assist the special committee, would be a drain on the resources of TEC.

In addition to the foregoing factors and analyses that support the Filing Persons’ belief that the Merger is procedurally and substantively fair to the Public Stockholders, each of the Filing Persons has also weighed the following negative factors:

•	No future participation in the prospects of TEC. Following the consummation of the Merger, the Public Stockholders will cease to participate in the future earnings or growth, if any, of TEC, or benefit from an increase, if any, in the value of their holdings in TEC.

•	Actual or potential conflicts of interest. The Filing Persons currently own (or are deemed to own) approximately 99.38% of the outstanding Ordinary Shares of TEC and following the Merger, will own 100% of TEC. Accordingly, and as disclosed herein, the interests of the Filing Persons in determining the Merger Consideration are adverse to the interests of the Public Stockholders.

•	No benefit from cost savings. TEC will no longer be subject to the costly reporting and other disclosure requirements of the Securities Exchange Act, including those instituted under the Sarbanes-Oxley Act of 2002. The Filing Persons anticipate that going private would result in estimated savings of approximately $1,000,000 per year in costs related to being a public company. The Filing Persons will be the sole beneficiaries of such cost savings after privatizing TEC.

•	No opportunity for the Public Stockholders to vote on the Merger. Because the Merger is being effected pursuant to a short-form merger under Section 233(7) of Cayman Companies Law, the Merger does not require approval by TEC’s stockholders. The Public Stockholders will not therefore have the opportunity to vote on the Merger.

•	No special committee representing the interests of Public Stockholders. TEC’s board of directors did not establish a special committee consisting of non-management, independent directors for the purpose of

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representing solely the interests of the Public Stockholders and retaining independent advisers to assist with the evaluation of strategic alternatives, including the Merger.

•	No fairness opinion. The Filing Persons did not engage any third parties to perform any financial analysis of, or prepare any reports, opinions, or appraisals concerning the Merger or value of the Ordinary Shares.

After weighing these negative factors and giving them due consideration, the Filing Persons (each acting individually) have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the Merger is substantively and procedurally fair to the Public Stockholders.

Specifically with respect to procedural fairness, the Filing Persons did not consider it necessary to explicitly require adoption of the Merger by at least a majority of the Public Stockholders nor did they consider it necessary to retain an unaffiliated representative to act solely on behalf of the Public Stockholders for purposes of negotiating the terms of the Merger, because both procedural safeguards would delay and increase the costs of the Merger to the detriment of TEC and the Public Stockholders. Further, the Filing Persons believe the Merger is procedurally fair because the Public Stockholders will be entitled to exercise dissenters’ rights under Section 238 of Cayman Companies Law.

In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Merger to the Public Stockholders, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank, or otherwise assign relative weights to the specific factors they considered. Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

The Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the Merger to the Public Stockholders, as it is their view that the factors they considered provided a reasonable basis to form their belief.

REPORTS, OPINIONS, APPRAISALS, AND NEGOTIATIONS

The Filing Persons have not engaged any third parties to perform any financial analysis of, or prepare any reports, opinions, or appraisals concerning the Merger or value of the Ordinary Shares and, accordingly, the Filing Persons have not received any report, opinion, or appraisal from any outside party relating to the fairness of the Merger Consideration being offered to the Public Stockholders or the fairness of the Merger to TEC, the Filing Persons, or to the Public Stockholders.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 13E-3 and the documents incorporated by reference in this Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief, or current expectations of the Filing Persons, including statements concerning the Filing Persons’ strategies following completion of the Merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as positions and strategies of competitors; cash availability/liquidity; the risks inherent with predicting cash flows, revenue and earnings outcomes as well as all other risk factors identified in (i) TEC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission, or the SEC, on March 30, 2012, (ii) TEC’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 filed with the SEC on August 17, 2012, as amended on September 13, 2012, and (iii) as otherwise described in TEC’s filings with the SEC from time to time.

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TRANSACTION STATEMENT

Item 1. Summary Term Sheet

See the Section above captioned “Summary Term Sheet” beginning on page 1 of this Schedule 13E-3.

Item 2. Subject Company Information

Name and Address

The name of the subject company is Tsingda eEDU Corporation, a Cayman Islands company (“TEC”). The principal executive office of TEC is located at No. 39, Block 74, Lugu Rd., Shinjingshan District, Beijing, PRC, 100040, and its telephone number is +86-10-6860 9290.

TEC is subject to the informational reporting requirements of the Securities Exchange Act and in accordance therewith is required to file reports and other information with the SEC relating to its business, financial condition, and other matters. Such reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference room located at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Copies may be obtained from the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

Securities

The exact title of the class of equity securities subject to the Merger is ordinary share, par value $0.000384 per share, of TEC. As of March 1, 2013, there were 36,914,237 issued and outstanding Ordinary Shares. There are 100,000 outstanding non-qualified stock options issued to Zhang Meng Kung to purchase 100,000 Ordinary Shares at an exercise price of $2 per share. There is no outstanding warrant to acquire Ordinary Shares.

Trading Market and Price

TEC’s Ordinary Shares are not traded on any stock exchange or over the counter market.

Dividends

TEC has not paid dividends on Ordinary Shares in the past and do not anticipate doing so in the foreseeable future. TEC currently intends to retain future earnings, if any, to fund the development and growth of our business.

Prior Public Offerings

Two registration statements of TEC were declared effective on March 4, 2011, under which a number of selling shareholders, including Tsing Da Century Education Technology Co., Ltd., Yun Hui Yu, Yangyi Yu, Ji Qing Wang, Yu Sheng, Yang Fanbin, Feng Chengxiang and Li Li proposed to sell Ordinary Share owned by them. However, none of the Filing Persons has sold any Ordinary Shares for cash under such two registration statements.

Other than as disclosed above, none of the Filing Persons has made an underwritten public offering of the Ordinary Shares for cash during the past three years that was registered under the Securities Act of 1933, as amended, or exempt from registration thereunder pursuant to Regulation A.

Prior Stock Purchases

On July 12, 2011, TEC entered into a definitive Securities Purchase Agreement with MA Platform, Inc. (formerly known as AMI Corporation). Under the Securities Purchase Agreement, the Company sold 3,000,000 Ordinary Shares to MA Platform, Inc. at the price of $4.56 per share receiving total cash proceeds of $13,680,000.

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As part of the private placement, TEC paid a consulting service fee of $1,394,400, which is accounted for as a stock issuance cost and the payment was directly deducted from the cash proceeds received from the private placement.

On December 30, 2011, MA Platform, Inc. purchased 1,217,961 Ordinary Shares of TEC from six shareholders at a price of $1.90 per share.

On March 26, 2012, Capvent Asia Consumption Co-investment Fund Ltd purchased 1,098,103 Ordinary Shares of TEC from Ye Jiabo at $4.56 per share.

On August 22, 2012, MA Platform, Inc. purchased 11,339,363 Ordinary Shares of TEC from 12 shareholders at $4.20 per share.

On September 10, 2012, MA Platform, Inc. purchased 1,270,041 Ordinary Shares of TEC from nine shareholders at $2.30 per share.

On December 18, 2012, MA Platform, Inc. purchased 1,424,129 Ordinary Shares of TEC from Eastbridge Investment Group Corp. at $2.30 per share.

On February 5, 2013, Yangyi Yu, Ji Qing Wang and Yun Hui Yu exercised warrants to purchase 568,750, 415,625, 175,000 Ordinary Shares, respectively, at an exercise price of $1.60 per share.

Other than as disclosed above, none of the Filing Persons, nor any affiliate of any of the Filing Persons, has purchased any Ordinary Shares during the past two years.

Item 3. Identity and Background of Filing Persons

Tsingda eEDU Corporation (“TEC”)

Name and Address. TEC is a Cayman Islands company. The principal executive office of TEC is located at No. 39, Block 74, Lugu Rd., Shinjingshan District, Beijing, PRC, 100040, and its telephone number is +86-10-68609290.

Business and Background of Entity. TEC is an online provider of supplementary educational services in China. TEC rolled out “Tsingda Learning Center” concept in 2006. Tsingda Learning Centers principally target elementary school (grades K-8) students and in most instances are located in close proximity of a local elementary school. In the fourth quarter of 2008, TEC developed a highly interactive, real-time, and personalized learning platform called the “Tsingda Internet Classroom.” Tsingda Internet Classroom has been designed to be online marketplace whereby buyers (students) and sellers (teachers) are linked through TEC’s proprietary software interface for the sole purpose of transacting educational related services.

Business and Background of Natural Persons. The name, business address, position with TEC, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of TEC, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I attached hereto.

TEC Merger Sub (“Merger Sub”)

Name and Address. Merger Sub was recently formed by the Rollover Stockholders for the purpose of effecting the Merger. Merger Sub’s principal business address is No. 39, Block 74, Lugu Rd., Shinjingshan District, Beijing, PRC, 100040, and its telephone number is +86-10-68609290. Merger Sub is owned by the Rollover Stockholders. Zhang Hui is the director of Merger Sub.

Business and Background of Entity. Merger Sub was formed for the sole purpose of acquiring all of the Ordinary Shares held by the Rollover Stockholders, and following such acquisition, merging with TEC pursuant to Section 233 of Cayman Companies Law. The Rollover Stockholders have agreed to contribute to Merger Sub Ordinary Shares of TEC held by them immediately prior to the consummation of the Merger. Merger Sub is a

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Cayman Islands company. Merger Sub has not (i) been convicted in a criminal proceeding during the past five years or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining Merger Sub from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Business and Background of Natural Persons. The name, business address, position with Merger Sub, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Merger Sub, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I attached hereto.

MA Platform, Inc.

Name and Address. MA Platform, Inc.’s principal business address is 2-3-17 Toranomon, Minato-ku Tokyo 105-0001 Japan, and its telephone number is 81-3-3595-1731.

Business and Background of Entity. MA Platform, Inc. is a corporation formed under the laws of Japan. The principal business of MA Platform, Inc. is investment. MA Platform, Inc. has not (i) been convicted in a criminal proceeding during the past five years or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining MA Platform, Inc. from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Business and Background of Natural Persons. The name, business address, position with MA Platform, Inc., principal occupation, five-year employment history and citizenship of each of the directors and executive officers of MA Platform, Inc., together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I attached hereto.

Tsing Da Century Education Technology Co., Ltd.

Name and Address. Tsing Da Century Education Technology Co., Ltd.’s principal business address is Suite 2, 3 Floor, No. 10 Eve Street, Belize City, Belize, and its telephone number is +86 10 68609290.

Business and Background of Entity. Tsing Da Century Education Technology Co., Ltd. is a company formed under the laws of Belize. The principal business of Tsing Da Century Education Technology Co., Ltd. is investment holding. Zhang Hui, TEC’s chairman, chief executive officer and president, and Liu Juntao, TEC’s chief operating officer, executive vice president and director, own 81.7% and 18.3%, respectively, of this entity. Tsing Da Century Education Technology Co., Ltd. has not (i) been convicted in a criminal proceeding during the past five years or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining Tsing Da Century Education Technology Co., Ltd. from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Business and Background of Natural Persons. The name, business address, position with Tsing Da Century Education Technology Co., Ltd. principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Tsing Da Century Education Technology Co., Ltd. together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I attached hereto.

Zhang Hui

Name and Address. The principal business address of Mr. Zhang is No. 39, Block 74, Lugu Rd., Shinjingshan District, Beijing, PRC, 100040, and his telephone number is +86 10 68609290.

Business and Background of Entity. Not applicable.

Business and Background of Natural Persons. Mr. Zhang established TEC in 2003 and has been its chairman, chief executive officer and president since its inception. Mr. Zhang is a citizen of the PRC.

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Mr. Zhang has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) and has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Liu Juntao

Name and Address. The principal business address of Mr. Liu is The principal business address of Mr. Liu is No. 39, Block 74, Lugu Rd., Shinjingshan District, Beijing, PRC, 100040, and his telephone number is +86 10 68609290.

Business and Background of Entity. Not applicable.

Business and Background of Natural Persons. Mr. Liu has been chief operating officer, executive vice president and director of TEC since May 2010, and the executive vice-president of Beijing Tsingda Century Investment Consultant of Education Co., Ltd, which is an affiliate of TEC. since 2003. Mr. Liu is a citizen of the PRC.

Mr. Liu has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) and has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Yangyi Yu

Name and Address. The principal business address of Mr. Yu is 16F, Building17, No.1599 Dingxiang Road, Pudong New Area, Shanghai, PRC, and his telephone number is +86 13906034196.

Business and Background of Entity. Not applicable.

Business and Background of Natural Persons. Yangyi Yu’s principal occupation is angel investor. Mr. Yu is a citizen of the PRC.

Mr. Yu has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) and has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Ji Qing Wang

Name and Address. The principal business address of Ms. Wang is 6F, Taiping Life Tower, No.1399 Minsheng Road, Pudong New Area, Shanghai, PRC, and her telephone number is +86 13381189296.

Business and Background of Entity. Not applicable.

Business and Background of Natural Persons. Ms. Wang has served as executive director and general manager of Shanghai Rolling Stone Investment Management Co., Ltd. since 2008. Ms. Wang is a citizen of the PRC.

Ms. Wang has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) and has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Capvent Asia Consumption Co-Investment Fund Ltd

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Name and Address. Capvent Asia Consumption Co-Investment Fund Ltd’s principal business address is 3rd Floor, Harbour Front Building, President John Kennedy Street, Port Louis, Republic of Mauritius, and its telephone number is +230 2125150.

Business and Background of Entity. Capvent Asia Consumption Co-Investment Fund Ltd is a Category 1 global business company formed under the laws of the Republic of Mauritius. The principal business of Capvent Asia Consumption Co-Investment Fund Ltd is investment in the significant small and mid-market private equity opportunities in sectors relating to the consumption value chain in South East Asia, including consumer products and services particularly in India, Vietnam and China. Capvent Asia Consumption Co-Investment Fund Ltd has not (i) been convicted in a criminal proceeding during the past five years or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining Capvent Asia Consumption Co-Investment Fund Ltd from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Business and Background of Natural Persons. The name, business address, position with Capvent Asia Consumption Co-Investment Fund Ltd, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Capvent Asia Consumption Co-Investment Fund Ltd, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I attached hereto.

Yun Hui Yu

Name and Address. The principal business address of Mr. Yu is 6F, No.1399, Minsheng Road, Shanghai, PRC, and his telephone number is +86 13901625258.

Business and Background of Entity. Not applicable.

Business and Background of Natural Persons Mr. Yu has served as visiting professor of Xiamen University since 2008. Mr. Yu is a citizen of the PRC.

Mr. Yu has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) and has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Yu Sheng

Name and Address. The principal business address of Yu Sheng is 45F, Building 2, Henglong Plaza, No.1366 Nanjingxi Road, Shanghai, PRC, and his telephone number is +86 13061722408.

Business and Background of Entity. Not applicable.

Business and Background of Natural Persons. Yu Sheng has served as the general manager of Pacific Guarantee (Shanghai) Co., Ltd. since 2007. Yu Sheng is a citizen of the PRC.

Yu Sheng has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) and has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Kang Chungmai

Name and Address. The principal business address of Mr. Kang is No. 0620, Yongleyingshiwenhuanan Rd., Yongledian Town, Tongzhou District, Beijing, PR China, and his telephone number is 86 10-68609290.

Business and Background of Entity. Not applicable.

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Business and Background of Natural Persons. Mr. Kang has been the chief financial officer and secretary of TEC since January 2010. From 2007 to 2010, Mr. Kang worked as the managing partner of Deal Bed Capital, a consulting company. From 2004 to 2007, he worked as managing director in Zero2IPO Group in Beijing a financial consulting firm. Mr. Kang is a citizen of the Republic of China.

Mr. Kang has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) and has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Zhang Meng Kung

Name and Address. The principal business address of Ms. Zhang is No. 0620, Yongleyingshiwenhuanan Rd., Yongledian Town, Tongzhou District, Beijing, PR China, and her telephone number is 86 10-6860 9290.

Business and Background of Entity. Not applicable.

Business and Background of Natural Persons. Ms. Zhang has been senior manager of Beijing Tsingda Century Investment Consultant of Education Co., Ltd. since 2007. Ms. Zhang is a citizen of the PRC.

Ms. Zhang has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) and has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Yang Fanbin

Name and Address. The principal business address of Yang Fanbin is 23F, No.7 Jianye Road, Siming District, Xiamen, Fujian Province, PRC, and his telephone number is +86 13779988880.

Business and Background of Entity. Not applicable.

Business and Background of Natural Persons. Mr. Yang has served as general manager of Xiamen Senpeng Investment & Management Co., Ltd. since 2008. Mr. Yang is a citizen of the PRC.

Yang Fanbin has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) and has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Feng Chengxiang

Name and Address. The principal business address of Feng Chengxiang is No.7, South Street, Qiaosi Town, Yuhang District, Hangzhou, Zhejiang Province, PRC, and his telephone number is +86 13606817801.

Business and Background of Entity. Not applicable.

Business and Background of Natural Persons. Mr. Feng’s principal occupation is angel investor. Mr. Feng is a citizen of the PRC.

Mr. Feng has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) and has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Li Li

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Name and Address. The principal business address of Li Li is No.2 Xibahe Dongli, Chaoyang District, Beijing, PRC, and her telephone number is +86 13801167166.

Business and Background of Entity. Not applicable.

Business and Background of Natural Persons. Ms. Li’s principal occupation is angel investor. Ms. Li is a citizen of the PRC.

Ms. Li has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) and has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 4. Terms of the Transaction

Material Terms

Pursuant to the Contribution Agreement and the Amendment to the Contribution Agreement, the Rollover Stockholders have agreed to contribute an aggregate of 36,686,284 Ordinary Shares to Merger Sub immediately prior to the consummation of the Merger. Such Ordinary Shares represent, in the aggregate, approximately 99.38% of TEC’s Ordinary Shares outstanding. On the effective date of the Merger, Merger Sub will merge with TEC pursuant to Section 233 of Cayman Companies Law, with TEC to be the surviving corporation. To so merge, the board of directors of Merger Sub and the Rollover Stockholders, as the stockholders of Merger Sub, have approved the Merger. The board of directors of TEC also passed a resolution to effect the Merger. Before the effective date of the Merger, a copy of the plan for the Merger will be provided to each holder of Ordinary Shares in TEC pursuant to Section 233(7) of the Cayman Companies Law.

Following the filing of the plan of Merger with the Registrar of Companies, together with a director’s declaration on behalf of each of TEC and Merger Sub and all other documentation required under Section 233(9) of the Cayman Companies Law to the satisfaction of the Registrar of Companies, and subject to the payment of all applicable fees, the Registrar of Companies will register the plan of Merger and issue a certificate of merger pursuant to Section 233(11) of the Cayman Companies Law. On the effective date of the Merger:

•	Each Ordinary Share issued and outstanding immediately prior to the effective date will be cancelled and extinguished and each Ordinary Share (other than Ordinary Shares held by Merger Sub and Ordinary Shares with respect to which dissenters’ rights have been properly exercised and not withdrawn or lost) will be converted into and become a right to receive the Merger Consideration;

•	Each share of Merger Sub’s capital stock issued and outstanding immediately prior to the effective date will be converted into one validly issued, fully paid and non-assessable Ordinary Shares of TEC as the surviving corporation of the Merger.

•	Following the Merger, the Rollover Stockholders will own all outstanding Ordinary Shares of TEC.

Under Section 233(7) of Cayman Companies Law, because Merger Sub will hold approximately 99.38% of the outstanding Ordinary Shares prior to the Merger, Merger Sub will have the power to effect the Merger without a vote of the stockholders of TEC. The Filing Persons intend to take all necessary and appropriate action to cause the Merger to become effective on the effective date, without a meeting or consent of the stockholders of TEC. The Merger Consideration is $2.30 per Ordinary Share in cash, without interest.

Upon completion of the Merger, in order to receive the cash Merger Consideration of $2.30 per Ordinary Share, without interest, each stockholder or a duly authorized representative must (1) deliver an executed Letter of Transmittal, appropriately completed and executed, to the Paying Agent, and (2) surrender such Ordinary Shares by delivering the stock certificate or certificates that, prior to the Merger, had evidenced such Ordinary Shares to the Paying Agent, as set forth in a Notice of Merger and Dissenters’ Rights and Letter of Transmittal. Such notice will be mailed to stockholders of record within 20 days of the effective date. Stockholders are encouraged to read the

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Notice of Merger and Dissenters’ Rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory dissenters’ rights.

For U.S. federal income tax purposes generally, the receipt of the cash consideration by U.S. Holders of the Ordinary Shares pursuant to the Merger will be a taxable sale of the U.S. Holders’ Ordinary Shares. See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects—Material U.S. Federal Income Tax Consequences” on page 15 of this Schedule 13E-3.

Purchases

None of the Filings Persons or any of their affiliates has any agreement to purchase any Ordinary Shares from any officer, director or affiliates of TEC in the Merger.

Different Terms

Stockholders of TEC will be treated as described in this Item 4 under “Material Terms” above.

Dissenters’ Rights

The following is a brief summary of the rights of holders of the Ordinary Shares to object to the Merger and receive cash equal to the fair value of their Ordinary Shares (“Dissenters’ Rights”). This summary is not a complete statement of the law, and the complete text of Section 238 of the Cayman Companies Law is attached as Exhibit (f) to this Schedule 13E-3. If you are contemplating the possibility of objecting to the Merger, you should carefully review the text of Exhibit (f), particularly the procedural steps required to perfect Dissenters’ Rights. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Cayman Companies Law, you will lose your Dissenters’ Rights.

Requirements for Exercising Dissenters’ Rights

A dissenting registered shareholder of TEC is entitled to payment of the fair value of his Ordinary Shares upon dissenting to the proposed merger.

The exercise of your Dissenters’ Rights will preclude the exercise of any other rights by virtue of holding Ordinary Shares in connection with the Merger, other than the right to seek relief on the grounds that the Merger is void or unlawful. To preserve your Dissenters’ Rights, the following procedures must be followed:

•	Within 20 days of the effective date of the merger, TEC will deliver a Notice of Merger and Dissenters’ Rights and Letter of Transmittal (“Merger Notice”) to all Shareholders;

•	Within 20 days immediately following the date on which the Merger Notice is given (the “Dissent Period”), any Shareholder (a “Dissenting Shareholder”) may give a written notice of his decision to dissent (a “Notice of Dissent”) to TEC stating his name and address, the number and class of Ordinary Shares with respect to which he dissents and demanding payment of the fair value of his Ordinary Shares. A Dissenting Shareholder must dissent in respect of all the Ordinary Shares which he holds;

•	Within seven days immediately following the date of expiry of the Dissent Period, TEC, as the surviving company, must make a written offer (a “Fair Value Offer”) to each Dissenting Shareholder to purchase their Ordinary Shares at a price determined by TEC to be the fair value of such Ordinary Shares;

•	If, within 30 days immediately following the date of the Fair Value Offer, TEC and the Dissenting Shareholder fail to agree on a price at which TEC will purchase the Dissenting Shareholder’s Ordinary Shares, then, within 20 days immediately following the date of the expiry of such 30-day period, TEC must, and the Dissenting Shareholder may, file a petition with the Grand Court of the
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Cayman Islands (the “Grand Court”) for a determination of the fair value of the Ordinary Shares held by all Dissenting Shareholders who have served a Notice of Dissent and who have not agreed with TEC as to fair value;

•	If a petition is timely filed, the Grand Court will determine at a hearing which shareholders are entitled to Dissenters’ Rights and will determine the fair value of the Ordinary Shares held by those shareholders.

All notices and petitions must be executed by or for the shareholder of record, fully and correctly, as such shareholder’s name appears on the register of members of TEC. If the Ordinary Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If the Ordinary Shares are owned by or for more than one person such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the notice, he is acting as agent for the record owner. A person having a beneficial interest in Ordinary Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized above and in a timely manner to perfect whatever Dissenters’ Rights attached to the Ordinary Shares.

If you do not satisfy each of these requirements, you cannot exercise Dissenters’ Rights and will be bound by the terms of the Merger. You must send all notices to TEC to Tsingda eEDU Corporation, No. 39, Block 74, Lugu Rd., Shinjingshan District, Beijing, PRC, 100040.

If you are considering dissenting, you should be aware that the fair value of your Ordinary Shares determined under Section 238 of the Cayman Companies Law could be more than, the same as, or less than the $2.30 in cash without interest for each Share of TEC that you would otherwise receive as consideration in the merger. In addition, in any proceedings for determination of the fair value of Ordinary Shares covered by a Notice of Dissent, TEC and the Filing Persons intend to assert that the per Share merger consideration of $2.30 is equal to the fair value of each of your Ordinary Shares.

The provisions of Section 238 of the Cayman Companies Law are technical and complex. If you fail to comply strictly with the procedures set forth in Section 238, you will lose your Dissenters’ Rights. You should consult your Cayman Islands legal counsel if you wish to exercise Dissenters’ Rights.

Provisions for Public Stockholders

None of the Filing Persons intend to grant the Public Stockholders special access to TEC’s records in connection with the Merger. None of the Filing Persons intend to obtain counsel or appraisal services for the Public Stockholders.

Eligibility for Listing or Trading

Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions.

Transactions with Related Parties

On July 12, 2011, TEC entered into a definitive Securities Purchase Agreement with MA Platform, Inc. (formerly known as AMI Corporation). Under the Securities Purchase Agreement, the Company sold 3,000,000 Ordinary Shares to MA Platform, Inc. at the price of $4.56 per share receiving total cash proceeds of $13,680,000. As part of the private placement, TEC paid a consulting service fee of $1,394,400, which is accounted for as a stock issuance cost and the payment was directly deducted from the cash proceeds received from the private placement.

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Transactions with Executive Officers and Directors

On April 29, 2011, TEC adopted the 2011 Equity Incentive Plan pursuant to which the Board of Directors may grant Ordinary Shares and stock options to its employees. On Auguest 9, 2011, TEC granted 300,000 Ordinary Shares to each of Kang Chungmai, Zhang Meng Kung, and Wang Zheng for no cost and granted Zhang Meng Kung 100,000 non-qualified stock options to purchase 100,000 of TEC’s Ordinary Shares at an exercise price of $2 per share. The stock options vest over a term of five years. The fair value of the Ordinary Shares was estimated on the date of issuance. The calculated fair value of the options was $0.63 per share. The amount of compensation cost recognized for the options granted was $8,465 and recorded in the general and administrative expenses for the year ended December 31, 2011. The amount of compensation cost recognized for the shares issued were $1,440,000 and $0, and were recorded in the general and administrative expenses for the years ended December 31, 2011 and 2010, respectively.

(b) Significant Corporate Events. Other than as described in this Schedule 13E-3, there have been no negotiations, transactions or material contacts that occurred during the past two years between (i) any of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on the Schedule I hereto and (ii) TEC or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of TEC’s securities, election of TEC’s directors or sale or other transfer of a material amount of assets of TEC.

(c) Negotiations or Contacts. Other than as described in this Schedule 13E-3, there have been no negotiations or material contacts that occurred during the past two years concerning the matters referred to in paragraph (b) of this Item between (i) any affiliates of TEC or (ii) TEC or any of its affiliates and any person not affiliated with TEC who would have a direct interest in such matters.

(d) Conflicts of Interest. Not applicable.

(e) Agreements Involving the Subject Company’s Securities. There are no agreements, arrangements or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the knowledge of any of the Filing Persons, any other person with respect to any securities of TEC.

Item 6. Purposes of the Transaction and Plans or Proposals

Purposes

See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Purposes” beginning on page 10 of this Schedule 13E-3.

Use of Securities Acquired

The Ordinary Shares acquired in the Merger from the Public Stockholders will be cancelled.

Plans

1.	as of the date of this Schedule 13E-3, other than the Merger as described in this Schedule 13E-3, the Filing Persons have no plans, proposals or negotiations that relate to or would result in any extraordinary transaction, such as a merger, reorganization or liquidation, involving TEC or any of its subsidiaries;

2.	as of the date of this Schedule 13E-3, the Filing Persons have no plans, proposals or negotiations that relate to or would result in any purchase, sale or transfer of a material amount of assets of TEC or any of its subsidiaries;

3.	as of the date of this Schedule 13E-3, the Filing Persons have no plans, proposals or negotiations that relate to or would result in any material change in the present dividend rate or policy, or indebtedness or capitalization of TEC;
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4.	as of the date of this Schedule 13E-3, the Filing Persons have no plans, proposals or negotiations that relate to or would result in any change in the present board of directors or management of TEC, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

5.	as of the date of this Schedule 13E-3, the Filing Persons have no plans, proposals or negotiations that relate to or would result in any other material change in the subject company's corporate structure or business;

6.	as of the date of this Schedule 13E-3, the Filing Persons have no plans, proposals or negotiations that relate to or would result in any class of equity securities of TEC to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association because TEC does not have any class of equity securities listed on a national securities exchange or authorized to be quoted in an automated quotations system operated by a national securities association;

7.	The Filing Persons intend to cause TEC to terminate the registration of the Ordinary Shares under Section 12(g)(4) of the Securities Exchange Act following the Merger;

8.	The Filing Persons intend to cause TEC to suspend its obligation to file reports under Section 15(d) of the Securities Exchange Act following the Merger.

Item 7. Purposes, Alternatives, Reasons, and Effects of the Merger

See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger” beginning on page 9 of this Schedule 13E-3.

Item 8. Fairness of the Transaction

See “Special Factors—Fairness of the Merger” beginning on page 17 of this Schedule 13E-3.

Item 9. Reports, Opinions, Appraisals, and Negotiations

See “Special Factors—Reports, Opinions, Appraisals, and Negotiations” beginning on page 21 of this Schedule 13E-3.

Item 10. Source and Amount of Funds or Other Consideration

Source of Funds

The total amount of funds required by Merger Sub to pay the Merger Consideration to all Public Stockholders and to pay related fees and expenses, is estimated to be approximately $900,000. The Filing Persons will provide the necessary funding to Merger Sub with cash on hand. Because the Rollover Stockholders intend to provide the necessary funding for the Merger, Merger Sub has not arranged for any alternative financing.

Conditions

There are no conditions to the Merger or the financing of the Merger, however the Filing Persons are not under any obligation to consummate the Merger and could decide to withdraw the transaction at any time prior to the effective date, although they do not have a present intention to do so.

Expenses

The Paying Agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the merger, including certain liabilities under U.S. federal securities laws.

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None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Merger.  Brokers, dealers, commercial banks, and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

The following is an estimate of fees and expenses to be incurred by the Filing Persons in connection with the Merger:

Fees
Legal Fees and Expenses	$340,000
Paying Agent (including filing, printing and mailing)	$30,000
Miscellaneous fees and expenses	$15,000
Total:	$385,000

Borrowed Funds

See this Item 10 under “Source of Funds” above.

Item 11. Interest in Securities of the Subject Company

Securities Ownership

Prior to the consummation of the Merger, Merger Sub will be the holder of an aggregate of 36,686,284 Ordinary Shares, representing approximately 99.38% of the outstanding Ordinary Shares of TEC. The Filing Persons are the deemed beneficial holders, in the aggregate, of 100% of the equity interest in Merger Sub. Details regarding the ownership of Ordinary Shares by the persons named on Schedule I to this Schedule 13E-3 are set out thereon.

Securities Transactions

The Rollover Stockholders have agreed to contribute a total of 36,686,284 Ordinary Shares to Merger Sub prior to the consummation of the Merger pursuant to the terms of the Contribution Agreement and the Amendment to the Contribution Agreement. The Contribution Agreement and the Amendment to the Contribution Agreement are attached as exhibits to this Schedule 13E-3. On December 18, 2012 MA platform, Inc. purchased 1,424,129 Ordinary Shares from Eastbridge Investment Group Corp. at a price of $2.30 per share. On February 5, 2013, Yangyi Yu, Ji Qing Wang and Yun Hui Yu exercised warrants to purchase 568,750, 415,625, 175,000 Ordinary Shares, respectively, at an exercise price of $1.60 per share. Other than these transactions, there were no transactions in the Ordinary Shares effected during the past 60 days by the Filing Persons or, to the knowledge of the Filing Persons, the directors and executive officers of any of the Filing Persons.

Item 12. The Solicitation or Recommendation

Not Applicable.

Item 13. Financial Statements

Financial Information

The audited consolidated financial statements of TEC for the year ended December 31, 2010 and the year ended December 31, 2011 are incorporated herein by reference to the Consolidated Financial Statements included in TEC’s Annual Report on Form 10-K for its fiscal years ended December 31, 2011 and 2010 (the “Form 10-K”). The unaudited consolidated financial statements of TEC for the six-month period ended June 30, 2012 are also incorporated herein by reference to the Consolidated Financial Statements included in TEC’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (the “Form 10-Q”).

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The Form 10-K and Form 10-Q, and TEC’s other SEC filings, are available for inspection and copying at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The Form 10-K and Form 10-Q are also available to the public from the SEC’s website at http://www.sec.gov.

Pro Forma Information

Not Applicable.

Summary Financial Information

Set forth below is certain selected consolidated financial information with respect to TEC excerpted or derived by the Filing Persons from the audited consolidated financial statements of TEC contained in the Form 10-K and the unaudited consolidated financial statements of TEC contained in the Form 10-Q. More comprehensive financial information is included in documents filed by TEC with the SEC, and the following financial information is qualified in its entirety by reference to TEC’s Reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

The selected financial information presented below as of and for the fiscal years ended December 31, 2010 and December 31, 2011 have been derived from TEC’s audited consolidated financial statements. The selected financial information as of and for the six-month period ended June 30, 2012 is derived from TEC’s unaudited consolidated financial statements. The selected financial information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference therein.

SELECTED CONSOLIDATED FINANCIAL DATA

(In U.S. Dollars)

	As of December 31,		As of June 30,
	2011	2010	2012 (unaudited)
BALANCE SHEET
Total Current Assets	37,501,727	21,174,491	39,220,281
Total Assets	73,153,868	43,453,932	80,763,232
Total Current Liabilities	16,899,434	9,792,960	20,973,501
Total Shareholders’ Equity	56,254,434	33,660,972	59,789,731
Book Value per Share	1.57	1.00	1.67

	Fiscal Year Ended December 31,		Six Months Ended June 30,
	2011	2010	2012 (unaudited)
STATEMENT OF OPERATIONS
Revenue	45,155,225	27,447,545	26,711,428
Gross Profit	32,684,888	21,436,451	17,479,089
Income from Operations	15,556,724	12,031,031	4,289,654
Net Income	13,172,402	10,301,196	3,725,017
Basic Income per Ordinary Share from Operations	0.44	0.43	0.12
Diluted Income per Ordinary Share from Operations	0.43	0.43	0.12
Basic Net Income per Ordinary Share	0.38	0.36	0.10
Diluted Net Income per Ordinary Share	0.37	0.36	0.10

Ratio of Earnings to Fixed Charges

Not applicable. (TEC does not have any fixed charges for the years ended December 31, 2010 and 2011).

Item 14. Personal/Assets, Retained, Employed, Compensated or Used

Solicitations or Recommendations

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There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.

Employees and Corporate Assets

Other than as disclosed in this Schedule 13E-3, no officers, class of employees, or corporate assets of TEC has been or will be employed by or used by the Filing Persons in connection with the Merger. In preparing the Schedule 13E-3, the Filling Persons relied upon estimates and forward-looking information in TEC’s public filings related to the business of TEC.

Item 15. Additional Information

None.

Item 16. Exhibits

Exhibit Number	Description
(a)(1)	Letter from TEC Merger Sub to Stockholders of Tsingda eEDU Corporation (incorporated herein by reference to Exhibit (a)(1) to the Schedule 13E-3 filed by the Filling Persons on January 24, 2013)

(a)(2)	Form of Notice of Merger and Dissenters’ Rights (incorporated herein by reference to Exhibit (a)(2) to the Schedule 13E-3 filed by the Filling Persons on January 24, 2013)

(b)	None

(c)	None

(d)(1)	Plan of Merger by and between TEC Merger Sub, a Cayman Islands company and Tsingda eEDU Corporation, a Cayman Islands company, dated January 24, 2013 (incorporated herein by reference to Exhibit (d)(1) to the Schedule 13E-3 filed by the Filling Persons on January 24, 2013)

(d)(2)	Contribution Agreement by and among TEC Merger Sub, a Cayman Islands company and MA Platform, Inc., Tsing Da Century Education Technology Co., Ltd., Yangyi Yu, Ji Qing Wang, Capvent Asia Consumption Co-Investment Fund Ltd, Yun Hui Yu, Yu Sheng, Kang Chungmai, Zhang Meng Kung, Yang Fanbin, Feng Chengxiang, and Li Li, dated January 24, 2013 (incorporated herein by reference to Exhibit (d)(2) to the Schedule 13E-3 filed by the Filling Persons on January 24, 2013)

(d)(3)	Amendment to Contribution Agreement by and among TEC Merger Sub, a Cayman Islands company and MA Platform, Inc., Tsing Da Century Education Technology Co., Ltd., Yangyi Yu, Ji Qing Wang, Capvent Asia Consumption Co-Investment Fund Ltd, Yun Hui Yu, Yu Sheng, Kang Chungmai, Zhang Meng Kung, Yang Fanbin, Feng Chengxiang, and Li Li, dated March 1, 2013 (incorporated herein by reference to Exhibit (d)(3) to the Amendment No. 1 to the Schedule 13E-3 filed by the Filing Persons on March 1, 2013)

(e)	None

(f)	Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238 (incorporated herein by reference to Exhibit (f) to the Schedule 13E-3 filed by the Filling Persons on January 24, 2013)
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SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13E-3 is true, complete and correct.

Dated: March 15, 2013

TSINGDA EEDU CORPORATION

By:	/s/ Zhang Hui
Name:	Zhang Hui
Title:	Chairman and Chief Executive Officer

TEC MERGER SUB

By:	/s/ Zhang Hui
Name:	Zhang Hui
Title:	Director

MA PLATFORM, INC.

By:	/s/ Masaki Murata
Name:	Masaki Murata
Title:	President

TSING DA CENTURY EDUCATION TECHNOLOGY CO., LTD.

By:	/s/ Zhang Hui
Name:	Zhang Hui
Title:	Director

ZHANG HUI

/s/ Zhang Hui

LIU JUNTAO

/s/ Liu Juntao

YANGYI YU

/s/ Yangyi Yu

JI QING WANG

/s/ Ji Qing Wang

CAPVENT ASIA CONSUMPTION CO-INVESTMENT FUND LTD

By:	/s/ Thomas Clausen
Name:	Thomas Clausen
Title:	Director

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YUN HUI YU

/s/ Yun Hui Yu

YU SHENG

/s/ Yu Sheng

KANG CHUNGMAI

/s/ Kang Chungmai

ZHANG MENG KUNG

/s/ Zhang Meng Kung

YANG FANBIN

/s/ Yang Fanbin

FENG CHENGXIANG

/s/ Feng Chengxiang

LI LI

/s/ Li Li

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Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF THE FILING PERSONS

The name, business address, position with entity, present principal occupation or employment, and five-year employment history and citizenship of the directors and executive officers of the relevant company, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below.

The addresses of TEC and Merger Sub are set out under “Item 3 - Identity and Background of Filing Persons” on page 23 of this Schedule 13E-3.

Tsingda eEDU Corporation (“TEC”)

Name and Address*	Position with TEC	Principal Occupation or Employment, Five-Year Employment History and Citizenship
Zhang Hui	Chairman of the Board of Directors, Chief Executive Officer and President	Zhang Hui established TEC in 2003, and has been its chairman, chief executive officer and president since its inception. From 1999 to 2003, he was vice president of Singapore Holding Group, during when he has integrated management methods and cultural diversity under different background efficiently, and then setting up a new branch for Singapore Holding Group-Holding Technology (Shenzhen) Co., Ltd. From 1995 to 1999, Mr. Zhang worked as the newsroom director and vice chief editor of China technology information magazine, successfully hatching the publication of the best choice of Chinese excellently expertise, Chinese diathesis education, Chinese innovation education and China education research. He graduated from Wuhan University of Technology in 1989. Mr. Zhang is a citizen of the PRC.

Liu Juntao	Executive Vice President and Director	Liu Juntao has been the executive vice-president of TEC since its inception. He is also TEC’s chief operating officer. Prior to his employ with TEC, he had over 10 years of administrative work for government. He also spent 5 years in private industry in the PRC where worked in product development, market exploiting and customer service. Mr. Liu graduated from Huazhong Agriculture University in 1983. Mr. Liu is a citizen of the PRC.

Kang Chungmai	Secretary and Chief Financial Officer	Kang Chungmai has been the chief financial officer and secretary of Tsingda Education since January 2010. From 2004 to 2007, he worked as managing director in Zero2IPO Group in Beijing a financial consulting firm. From 2007 to 2010, Mr. Kang worked as the managing partner of Deal Bed Capital, a consulting company. From 1999 to 2002, he served as CFO in Optoma Electronics (the largest TFT-LCD backlight and DLP projector producer in the world). From 1996 to 1999, he served as financial manager in Far Eastern Department Stores (the largest chain of department stores in the Greater China Region) based in Taipei. He had broad experiences in general financial management, debt and equity financing, foreign exchange hedging, offshore holding structure design, and investment evaluation. Mr. Kang holds his master degree in International Finance from the University of Westminster, London, UK in 1996. He received the PhD degree in Management from the University of Edinburgh, Edinburgh, Scotland in 2012. Mr. Kang is a citizen of the Republic of China.

Bi Cheng	Director	Bi Cheng has been a professor and doctoral advisor at Peking University
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since 2004. Mr. Bi is also a researcher in the China National Institute for Educational Research and a member of the Academic Committee and vice principal of the China Principal Development School. During his career, Mr. Bi has hosted and participated in more than 40 state level projects, published twelve scholarly treatises, compiled educational documents and dictionaries, and released over 200 thesis papers. Mr. Bi received his Ph.D. from the Education Department of Beijing Normal University in 1988. Mr. Cheng is a citizen of the PRC.

* The business address for each of Zhang Hui, Liu Juntao, Kang Chungmai and Bi Cheng is No. 39, Block 74, Lugu Rd., Shinjingshan District, Beijing, PRC, 100040.

To the knowledge of the Filing Persons, neither TEC nor any director or executive officer of TEC beneficially owns any Ordinary Shares (or rights to acquire Ordinary Shares), except to the extent any such person may be deemed to beneficially own Ordinary Shares directly held by the Rollover Stockholders.

During the last five years, none of TEC or any of its directors and executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

TEC Merger Sub (“Merger Sub”)

Name and Address*	Position with Merger Sub	Principal Occupation or Employment, Five-Year Employment History and Citizenship
Zhang Hui	Director	Zhang Hui established TEC in 2003, and has been its chairman, chief executive officer and president since its inception. From 1999 to 2003, he was vice president of Singapore Holding Group, during when he has integrated management methods and cultural diversity under different background efficiently, and then setting up a new branch for Singapore Holding Group-Holding Technology (Shenzhen) Co., Ltd. From 1995 to 1999, Mr. Zhang worked as the newsroom director and vice chief editor of China technology information magazine, successfully hatching the publication of the best choice of Chinese excellently expertise, Chinese diathesis education, Chinese innovation education and China education research. He graduated from Wuhan University of Technology in 1989. Mr. Zhang is a citizen of the PRC.

* The business address of Zhang Hui is No. 39, Block 74, Lugu Rd., Shinjingshan District, Beijing, PRC, 100040.

To the knowledge of the Filing Persons, neither Merger Sub nor any director or executive officer of Merger Sub beneficially owns any Ordinary Shares (or rights to acquire Ordinary Shares), except to the extent any such person may be deemed to beneficially own Ordinary Shares directly held by the Rollover Stockholders.

During the last five years, none of Merger Sub or any of its directors and executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

MA Platform, Inc.

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Name And Address**	Position with MA Platform, Inc.	Principal Occupation or Employment, Five-Year Employment History and Citizenship
Akira Mori	Chairman	Akira Mori serves as Chairman since its establishment in 2011. Concurrently, he works as President of Mori Trust Co., Ltd. since 1999. Akira Mori is a citizen of Japan

Masaki Murata	President	Masaki Murata serves as President since its establishment in 2011, Concurrently, he works as President of MT Labo Co., Ltd. since 2006. Masaki Murata is a citizen of Japan.

** The business address of Akira Mori and Masaki Murata is 2-3-17 Toranomon, Minato-ku Tokyo 105-0001 Japan.

To the knowledge of the Filing Persons, neither MA Platform, Inc. nor any director or executive officer of MA Platform, Inc. beneficially owns any Ordinary Shares (or rights to acquire Ordinary Shares), except to the extent any such person may be deemed to beneficially own Ordinary Shares directly held by the Rollover Stockholders.

During the last five years, none of MA Platform, Inc. or any of its directors and executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Tsing Da Century Education Technology Co., Ltd.

Name And Address**	Position with Tsing Da Century Education Technology Co., Ltd.	Principal Occupation or Employment, Five-Year Employment History and Citizenship
Zhang Hui	Director	Zhang Hui established TEC in 2003, and has been its chairman, chief executive officer and president since its inception. From 1999 to 2003, he was vice president of Singapore Holding Group, during when he has integrated management methods and cultural diversity under different background efficiently, and then setting up a new branch for Singapore Holding Group-Holding Technology (Shenzhen) Co., Ltd. From 1995 to 1999, Mr. Zhang worked as the newsroom director and vice chief editor of China technology information magazine, successfully hatching the publication of the best choice of Chinese excellently expertise, Chinese diathesis education, Chinese innovation education and China education research. He graduated from Wuhan University of Technology in 1989. Mr. Zhang is a citizen of the PRC.

** The business address of Zhang Hui is No. 39, Block 74, Lugu Rd., Shinjingshan District, Beijing, PRC, 100040.

To the knowledge of the Filing Persons, neither Tsing Da Century Education Technology Co., Ltd. nor any director or executive officer of Tsing Da Century Education Technology Co., Ltd. beneficially owns any Ordinary Shares (or rights to acquire Ordinary Shares), except to the extent any such person may be deemed to beneficially own Ordinary Shares directly held by the Rollover Stockholders.

During the last five years, none of Tsing Da Century Education Technology Co., Ltd. or any of its directors and executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed

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without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Capvent Asia Consumption Co-Investment Fund Ltd

Name And Address**	Position with Capvent Asia Consumption Co-Investment Fund Ltd	Principal Occupation or Employment, Five-Year Employment History and Citizenship
Thomas Franz Clausen	Director	Mr. Thomas Franz Clausen serves as director of Capvent Group of Companies, namely Capvent Management Limited, Capvent India Private Equity Fund and Co-Founder and Managing Partner of Capvent AG. He is Swiss

Mohammad Salim Jhumka	Director	Mr. Mohammad Salim Jhumka serves as Manager of Accounting, Audit and Tax Department of Port Louis Mangement Services Ltd since 1996, He is Mauritian

Tanya Sek Sum	Director	Ms. Tanya Sek Sum serves as director of Port Louis Management Services Ltd since 1998. He is Mauritian

** The business address of Mr. Thomas Franz Clausen is c/o Capvent AG, Dufourstrasse 24, 8008, Zurich, Switzerland. The business address of Mr. Mohammad Salim Jhumka and Ms. Tanya Sek Sum is 3rd Floor, Harbour Front Building, President John Kennedy Street, Port Louis, the Republic of Mauritius.

To the knowledge of the Filing Persons, neither Capvent Asia Consumption Co-Investment Fund Ltd nor any director or executive officer of Capvent Asia Consumption Co-Investment Fund Ltd beneficially owns any Ordinary Shares (or rights to acquire Ordinary Shares), except to the extent any such person may be deemed to beneficially own Ordinary Shares directly held by the Rollover Stockholders.

During the last five years, none of Capvent Asia Consumption Co-Investment Fund Ltd or any of its directors and executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ADDITIONAL INFORMATION

To the knowledge of the Filing Persons, no person for whom information is provided in Schedule I was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) or was party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

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